Exhibit 99.1



# Kingsoft Cloud Holdings Limited
# 金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

**Stock Code : 3896**

# 2023
## Interim Report

# Contents



# Company Information

## BOARD OF DIRECTORS

### Non-executive Directors

Mr. Lei Jun (雷軍) *(Chairman)*
Dr. Qiu Ruiheng (仇睿恒)
  *(appointed on March 29, 2023)*
Dr. Ye Hangjun (葉航軍)
  *(resigned on March 29, 2023)*

### Executive Directors

Mr. Zou Tao (鄒濤) *(Vice Chairman)*
Mr. He Haijian (何海建)

### Independent Non-executive Directors

Mr. Yu Mingto (喻銘鐸)
Mr. Wang Hang (王航)
Ms. Qu Jingyuan (曲靜淵)

## AUDIT COMMITTEE

Mr. Yu Mingto (喻銘鐸) *(Chairman)*
Ms. Qu Jingyuan (曲靜淵)
Mr. Wang Hang (王航)

## COMPENSATION COMMITTEE

Ms. Qu Jingyuan (曲靜淵) *(Chairlady)*
Mr. Lei Jun (雷軍)
Mr. Yu Mingto (喻銘鐸)

## NOMINATION COMMITTEE

Mr. Lei Jun (雷軍) *(Chairman)*
Ms. Qu Jingyuan (曲靜淵)
Mr. Yu Mingto (喻銘鐸)
Mr. Wang Hang (王航)

## CORPORATE GOVERNANCE COMMITTEE

Mr. Zou Tao (鄒濤) *(Chairman)*
Mr. He Haijian (何海建)
Dr. Qiu Ruiheng (仇睿恒)
  *(appointed on March 29, 2023)*
Ms. Qu Jingyuan (曲靜淵)
Dr. Ye Hangjun (葉航軍)
  *(resigned on March 29, 2023)*

## JOINT COMPANY SECRETARIES/COMPANY SECRETARY

Ms. So Ka Man (蘇嘉敏)
Ms. Wang Yi (王軼)
  *(resigned on August 22, 2023)*

## AUTHORIZED REPRESENTATIVES

Mr. Zou Tao (鄒濤)
Ms. So Ka Man (蘇嘉敏)

## HEADQUARTER AND PRINCIPAL PLACE OF BUSINESS IN THE PRC

Building D, Xiaomi Science and Technology Park
No. 33 Xierqi Middle Road
Haidian District
Beijing, 100085
PRC

## PRINCIPAL PLACE OF BUSINESS IN HONG KONG

5/F, Manulife Place
348 Kwun Tong Road
Kowloon, Hong Kong

## REGISTERED OFFICE IN THE CAYMAN ISLANDS

Cricket Square, Hutchins Drive
P.O. Box 2681
Grand Cayman KY1-1111
Cayman Islands

## AUDITOR

**Ernst & Young**
*Certified Public Accountants*
*Registered Public Interest Entity Auditor*
27/F, One Taikoo Place
979 King's Road
Quarry Bay, Hong Kong

# Company Information

## LEGAL ADVISORS

*As to Hong Kong law and United States law*
**Davis Polk & Wardwell**
10th Floor
The Hong Kong Club Building
3A Chater Road
Hong Kong

*As to PRC law*
**Fangda Partners**
27/F, North Tower, Beijing Kerry Centre
1 Guanghua Road, Chaoyang District
Beijing
PRC

*As to Cayman Islands law*
**Maples and Calder (Hong Kong) LLP**
26th Floor, Central Plaza
18 Harbour Road
Wanchai
Hong Kong

## COMPLIANCE ADVISOR

**Guotai Junan Capital Limited**
26/F-28/F, Low Block
Grand Millennium Plaza
181 Queen's Road Central
Hong Kong

## PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

**Conyers Trust Company (Cayman) Limited**
Cricket Square, Hutchins Drive
P.O. Box 2681
Grand Cayman KY1-1111
Cayman Islands

## HONG KONG SHARE REGISTRAR

**Tricor Investor Services Limited**
17/F, Far East Finance Centre
16 Harcourt Road
Hong Kong

## PRINCIPAL BANK

**Industrial and Commercial Bank of China (Asia) Limited**
34/F, ICBC Tower
3 Garden Road Central
Hong Kong

## STOCK CODE

3896

## NASDAQ STOCK TICKER

KC

## COMPANY'S WEBSITE

ksyun.com



# Key Highlights

## FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2023

### Financial Highlights

| | For the six months ended June 30, | | |
| --- | --- | --- | --- |
| | 2022<br>RMB'000 | **2023**<br>**RMB'000** | Year-on-<br>year Change |
| Revenues | 4,080,307 | **3,699,803** | -9.3% |
| Gross profit | 145,162 | **400,791** | 176.1% |
| Loss before income taxes | (1,370,437) | **(1,100,722)** | -19.7% |
| Net loss | (1,365,284) | **(1,107,093)** | -18.9% |
| Net loss attributable to Kingsoft Cloud Holdings<br>   Limited | (1,356,246) | **(1,106,333)** | -18.4% |

### Non-GAAP Financial Measure

In evaluating our business, we have considered and used certain non-GAAP measures, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP EBITDA, Non-GAAP EBITDA margin, Non-GAAP net loss and Non-GAAP net loss margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define Non-GAAP gross profit as gross profit excluding share-based compensation allocated in the cost of revenues, and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. We define Non-GAAP net loss as net loss excluding share-based compensation, foreign exchange loss, and impairment of long-lived assets, and we define Non-GAAP net loss margin as adjusted net loss as a percentage of revenues. We define Non-GAAP EBITDA as Non-GAAP net loss excluding interest income, interest expense, income tax (benefit) expense and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors' assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from those used by other companies, including our peer companies, which as a result may limit the comparabilities therein.

# Key Highlights

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

| | For the six months ended June 30, | | |
| --- | --- | --- | --- |
| | 2022 RMB'000 | **2023 RMB'000** | **2023 US$'000** |
| Gross profit | 145,162 | **400,791** | **55,271** |
| Adjustments: | | | |
| – Share-based compensation expenses | 6,828 | **393** | **54** |
| Adjusted gross profit | 151,990 | **401,184** | **55,325** |

| | For the six months ended June 30, | |
| --- | --- | --- |
| | 2022 | **2023** |
| Gross margin | 3.6% | **10.8%** |
| Adjusted gross margin | 3.7% | **10.8%** |



# Key Highlights

|  | For the six months ended June 30, | | |
|---|---|---|---|
|  | 2022<br>RMB'000 | 2023<br>RMB'000 | 2023<br>US$'000 |
| Net Loss | (1,365,284) | (1,107,093) | (152,677) |
| Adjustments: | | | |
| – Share-based compensation expenses | 206,739 | 43,106 | 5,945 |
| – Foreign exchange loss | 247,978 | 151,422 | 20,882 |
| – Impairment of long-lived assets | – | 185,135 | 25,531 |
| **Adjusted net loss** | **(910,567)** | **(727,430)** | **(100,319)** |
| Adjustments: | | | |
| – Interest income | (38,647) | (39,636) | (5,466) |
| – Interest expense | 68,273 | 58,234 | 8,031 |
| – Income tax (benefit) expense | (5,153) | 6,371 | 879 |
| – Depreciation and amortization | 578,237 | 510,519 | 70,404 |
| **Adjusted EBITDA** | **(307,857)** | **(191,942)** | **(26,471)** |
| – Loss on disposal of property and equipment | – | 21,672 | 2,989 |
| **Excluding loss on disposal of property and equipment, normalized Adjusted EBITDA** | **(307,857)** | **(170,270)** | **(23,482)** |

|  | For the six months ended June 30, | |
|---|---|---|
|  | 2022 | 2023 |
| Net loss margin | -33.5% | **-29.9%** |
| Adjusted net loss margin | -22.3% | **-19.7%** |
| Adjusted EBITDA Margin | -7.5% | **-5.2%** |
| Normalized Adjusted EBITDA | -7.5% | **-4.6%** |



# Business Review and Outlook

## BUSINESS REVIEW FOR THE REPORTING PERIOD

We uphold the principle of high-quality and sustainable development, and "build success based on technology and innovation." We forge our reputation throughout the entire business process with customer centricity, while enhancing our business and operations management.

During the Reporting Period, total revenues reached RMB3,699.8 million (US$510.2 million). Revenues from public cloud services were RMB2,313.2 million (US$319.0 million) and revenues from enterprise cloud services were RMB1,385.2 million (US$191.0 million). Gross profit was RMB400.8 million (US$55.3 million), increased by 176.1% from RMB145.2 million in the first half of 2022. Gross margin was 10.8%, compared with 3.6% in the same period of 2022. Non-GAAP gross profit was RMB401.2 million (US$55.3 million), increased by 164.0% from RMB152.0 million in the same period of 2022. Non-GAAP gross margin was 10.8%, compared with 3.7% in the same period of 2022. Adjusted EBITDA loss was RMB191.9 million (US$26.5 million), narrowed by 37.7% from RMB307.9 million in the same period of 2022. Adjusted EBITDA margin was -5.2%, compared with -7.5% in the same period of 2022.

## PRODUCTS AND INDUSTRY SPECIFIC SOLUTIONS

Leveraging our extensive infrastructure, we develop and provide our full suite of cloud products based on the same set of underlying technology capabilities. Our modularized cloud products, including unified IaaS infrastructure, PaaS middleware and SaaS applications, can be utilized to design different solutions to meet various business needs. Our cloud products primarily consist of cloud computing, storage and delivery.

We have designed various industry-specific solutions that can fully unleash the potential of our infrastructure resources and add value to our customers. As a pioneer with profound industry insights, we have strategically expanded our footprints into selected verticals and have established a leading market position through relentless execution. As we continue to serve vertical leaders, so as our products and solutions continue to evolve based on our customer feedback. By partnering with vertical leaders, we have accumulated proprietary industry know-how and formed in-depth view of each selected vertical, enabling us to always be at the forefront of industry-specific cloud solutions. We have designed industry-specific solutions covering a wide spectrum of industry verticals, including video, public services, healthcare, gaming and financial services, among others.



# Business Review and Outlook

While upholding the principle of "building success based on technology and innovation", we constantly iterate our products at a fast pace to create a top-notch customer experience with our core products. During the Reporting Period, to enrich our customer application use cases, we completed the upgrade and release of multiple key products, including our core self-developed products, such as elastic computing, network security, cloud native, database, object storage, cloud storage, big data and Galaxy Stack. Among them, Galaxy Stack released its new version, along with the unified management platform and Cloud Manager V2.0. The new version provides a more unified, convenient and enriched resource management view based on multi-availability zones ("**AZ**"), significantly enhancing the cloud experience for enterprise customers in terms of ease of use, compatibility, security and intelligence. We also launched object storage products based on all-flash medium, which improve read and write performances by approximately 100%; these products provide high-performance and cost-effective tiered storage capabilities and are particularly suitable for use cases such as separating data storage and computing for big data and AIGC.

For our AI customers, we have launched the MaaS Trusted Inference Dedicated Zone Solution (MaaS互信推理專區方案), addressing the trust pain points between large model vendors and users. Meanwhile, in addition to the targeted upgrades for our containers and storage products, we provide product support catering to the needs of mainstream large model applications, including vector databases, as well as the surrounding ecosystem. By supporting multimedia processing under the wireless bandwidth technologies ("**InfiniBand**" or "**IB**") and AIGC use cases, we offer a one-stop products and solutions for the implementation of large model applications.

## INFRASTRUCTURE

Our distributed infrastructure is the foundation of our technology. As of June 30, 2023, we mainly had two data centers and around 101,000 servers in China, and achieved exabyte-level storage capacity. We have been investing in our infrastructure to upgrade our computing power and storage capabilities, in order to deliver higher-quality cloud service and enhance the economies of scale. We purchase servers, network equipment and network resources, and lease data centers from industry-leading suppliers to ensure the reliability and availability of our network infrastructure. Our suppliers primarily include IDC operators, telecommunication operators and server providers in China.

During the Reporting Period, we have reaffirmed our original aspiration for our high-quality and sustainable development strategy and resolutely implemented initiatives for cost reduction and efficiency improvement. Adhering to our business plan, we prudently manage our capital expenditure and focus on improving our efficiency while optimizing our resources to improve our overall profitability, sustainability and long-term competitive edge of our Company.



# Business Review and Outlook

### RESEARCH AND DEVELOPMENT

Developing and strengthening our research and development center in Wuhan (the "**Wuhan Research and Development Center**") is our important strategic initiative, which is expected to help us nurture new R&D talent in the medium-to-long run. In less than a year time since the establishment of Wuhan Research and Development Center in October last year, through voluntary transfer of key staff and local recruitment, our Wuhan team has quickly grown to approximately 400 people (including part-time staff such as interns), accounting for more than one third of our R&D team. 50% of the Wuhan team hold a master's degree. We also organized "Star Training Camp" at the center to provide aspiring university graduates with a fast track to transition from campus to workplace, and attract talent from Wuhan's top universities by fostering a sense of belongingness in our company.

We aim to sustainably enhance our R&D capabilities, so as to power our product R&D initiatives and maintain our industry leadership while balancing our R&D budget.

During the Reporting Period, our research and development expenses were RMB409.3 million (US$56.4 million) and our research and development personnel reached 1,176 as of June 30, 2023.

### BUSINESS OUTLOOK

Looking ahead to the second half of the year, we will continue to promote high-quality and sustainable development by upholding the principle of "building success based on technology and innovation" to solidify our core capabilities, and continuously improve our profitability. Meanwhile, we will continue to focus on the AI sector and enhance our services to our strategic customers within the Xiaomi and Kingsoft Group ecosystems, thereby creating long-term value for our customers, Shareholders and employees.



# Management Discussion and Analysis

**KINGSOFT CLOUD HOLDINGS LIMITED**
**UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS**
**(All amounts in thousands, except for share and per share data)**

| | For the six months ended June 30, | | |
| --- | ---: | ---: | ---: |
| | 2022 | **2023** | **2023** |
| | *RMB* | ***RMB*** | ***US$*** |
| **Revenues:** | | | |
| Public cloud services | 2,669,951 | **2,313,183** | **319,003** |
| Enterprise cloud services | 1,409,083 | **1,385,152** | **191,021** |
| Others | 1,273 | **1,468** | **202** |
| **Total revenues** | 4,080,307 | **3,699,803** | **510,226** |
| Cost of revenues | (3,935,145) | **(3,299,012)** | **(454,955)** |
| **Gross profit** | 145,162 | **400,791** | **55,271** |
| Operating expenses: | | | |
| Selling and marketing expenses | (290,615) | **(217,306)** | **(29,968)** |
| General and administrative expenses | (471,836) | **(735,177)** | **(101,386)** |
| Research and development expenses | (467,579) | **(409,290)** | **(56,444)** |
| **Total operating expenses** | (1,230,030) | **(1,361,773)** | **(187,798)** |
| **Operating loss** | (1,084,868) | **(960,982)** | **(132,527)** |
| Interest income | 38,647 | **39,636** | **5,466** |
| Interest expense | (68,273) | **(58,234)** | **(8,031)** |
| Foreign exchange loss | (247,978) | **(151,422)** | **(20,882)** |
| Other loss, net | (27,966) | **(19,787)** | **(2,729)** |
| Other income, net | 20,001 | **50,067** | **6,905** |
| **Loss before income taxes** | (1,370,437) | **(1,100,722)** | **(151,798)** |
| Income tax benefit (expense) | 5,153 | **(6,371)** | **(879)** |
| **Net loss** | (1,365,284) | **(1,107,093)** | **(152,677)** |
| Less: net loss attributable to non-controlling interests | (9,038) | **(760)** | **(105)** |
| **Net loss attributable to Kingsoft Cloud Holdings Limited** | (1,356,246) | **(1,106,333)** | **(152,572)** |
| **Net loss per share:** | | | |
| Basic and diluted | (0.37) | **(0.31)** | **(0.04)** |
| Shares used in the net loss per share computation: | | | |
| Basic and diluted | 3,651,473,415 | **3,547,111,168** | **3,547,111,168** |
| Other comprehensive income, net of tax of nil: | | | |
| Foreign currency translation adjustments | 382,625 | **208,781** | **28,792** |
| **Comprehensive loss** | (982,659) | **(898,312)** | **(123,885)** |
| Less: Comprehensive loss attributable to non-controlling interests | (9,394) | **(775)** | **(107)** |
| **Comprehensive loss attributable to Kingsoft Cloud Holdings Limited** | (973,265) | **(897,537)** | **(123,778)** |

## Management Discussion and Analysis

**Total Revenues** reached RMB3,699.8 million (US$510.2 million), representing a decrease of 9.3% from RMB4,080.3 million in the same period of 2022. The decrease was mainly due to our proactive scale-down of services for content delivery network (**CDN**) customers, and phasing-out of loss-making clients.

- Revenues from public cloud services decreased by 13.4% to RMB2,313.2 million (US$319.0 million), compared with RMB2,670.0 million in the same period of 2022. The year-over-year decrease was mainly due to the above-mentioned scale-down of our CDN services.

- Revenues from enterprise cloud services were RMB1,385.2 million (US$191.0 million), representing a decrease of 1.7% from RMB1,409.1 million in the same period of 2022. The year-over-year decrease was mainly driven by our focus on selected verticals and high-quality projects, recovery from Covid-19 impact as well as smoother and standard delivery process.

- Other revenues were RMB1.4 million (US$0.2 million).

**Cost of revenues** was RMB3,299.0 million (US$455.0 million), representing a decrease of 16.2% from RMB3,935.1 million in the same period of 2022. We continue to enhance our cost control measures. IDC costs decreased significantly by 19.0% year-over-year from RMB2,139.4 million to RMB1,733.2 million in the first half of 2023. Depreciation and amortization costs decreased by 13.8% from RMB495.2 million to RMB426.7 million in the first half of 2023. Solution development and services costs decreased by 9.2% from RMB965.1 million to RMB876.5 million in the first half of 2023. Fulfillment costs and other costs were RMB194.4 million and RMB68.2 million, respectively in the first half of 2023, which is in line with our enterprise cloud projects' quality control strategy.

**Gross profit** was RMB400.8 million (US$55.3 million), representing a significant increase of 176.1% from RMB145.2 million of the same period in 2022. **Gross margin** was 10.8%, compared with 3.6% in the same period of 2022. **Non-GAAP gross profit** was RMB401.2 million (US$55.3 million), compared with RMB152.0 million in the same period of 2022. **Non-GAAP gross margin** was 10.8%, compared with 3.7% in the same period of 2022. The significant improvement in our gross profit and gross margin was mainly due to our strategic adjustments of revenue mix, optimized enterprise cloud project selections and efficient cost control measures, showing our strong commitment to improving our profitability and delivering high-quality and sustainable development.

Within that, gross profit of public cloud services was RMB84.5 million (US$11.7 million), which was significantly improved from the gross loss of RMB76.6 million in the same period of 2022. Gross margin of public cloud services was 3.7%, which improved significantly from negative 2.9% in the same period of 2022. The improvement was mainly due to our proactive scale-down of CDN services and adjustment of our customer mix. Gross profit of enterprise cloud services was RMB315.7 million (US$43.5 million), compared with RMB220.6 million in the same period of 2022. Gross margin of enterprise cloud services was 22.8%, improved from 15.7% in the same period of 2022. The improvement was mainly due to our more stringent enterprise cloud project selections.



# Management Discussion and Analysis

**Total operating expenses** were RMB1,361.8 million (US$187.8 million), compared with RMB1,230.0 million in the same period of 2022. Among which:

- **Selling and marketing expenses** were RMB217.3 million (US$30.0 million), compared with RMB290.6 million in the same period of 2022. The year-over-year decrease was mainly due to our strict expense control and staff adjustment.

- **General and administrative expenses** were RMB735.2 million (US$101.4 million), compared with RMB471.8 million in the same period of 2022. The increase was mainly due to long-lived assets impairment loss of public cloud asset group of RMB185.1 million (US$25.5 million) in the first half of 2023. During the Reporting Period, our management evaluated the long-lived assets for impairment and recognized impairment loss for public cloud asset group based on the excess of the carrying amount of these assets over their fair value.

- **Research and development expenses** were RMB409.3 million (US$56.4 million), decreased from RMB467.6 million in the same period of 2022, which was mainly due to the enhanced research and development efficiency, staff adjustment and the regional re-allocation of personnel in Beijing and Wuhan.

**Operating loss** was RMB961.0 million (US$132.5 million), compared with operating loss of RMB1,084.9 million in the same period of 2022.

**Net loss** was RMB1,107.1 million (US$152.7 million), significantly narrowed from net loss of RMB1,365.3 million in the same period of 2022. The improvement was mainly due to decrease in operating loss, as well as the fluctuation of foreign exchange. Foreign exchange loss was RMB151.4 million (US$20.9 million) in the first half of 2023, compared with RMB248.0 million in the same period of 2022. The loss was due to depreciation of RMB against U.S. dollar.

**Non-GAAP net loss** was RMB727.4 million (US$100.3 million), significantly narrowed from net loss of RMB910.6 million in the same period of 2022.

**Non-GAAP EBITDA** was RMB-191.9 million (US$-26.5 million), compared with RMB-307.9 million in the same period of 2022. **Non-GAAP EBITDA** margin was -5.2% in the first half of 2023, compared with -7.5% in the same period of 2022. Excluding loss on disposal of property and equipment, **normalized Non-GAAP EBITDA** was RMB-170.3 million (US$-23.5 million), improved from RMB-307.9 million in the same period of 2022. **Normalized Non-GAAP EBITDA margin** was -4.6%, compared with -7.5% in the same period of 2022.

**Basic and diluted net loss per share** was RMB0.31 (US$0.04), compared with RMB0.37 in the same period of 2022.



## Management Discussion and Analysis

### LIQUIDITY AND CAPITAL RESOURCES

Our sources of liquidity primarily consist of net proceeds from the sale and issuance of our shares, including the net proceeds we received from our US IPO and follow-on offering in 2020, and proceeds from financing facilities such as bank loans and related party loans, which have historically been sufficient to meet our working capital and capital expenditure requirements. Our cash and cash equivalents consist of cash on hand and time deposits placed with banks that have original maturities of less than three months and are unrestricted as to withdrawal or use, subject to any restrictions imposed by applicable laws and regulations, including restrictions on foreign exchange and the ability to transfer cash between entities, across borders and to U.S. investors.

As of June 30, 2023, substantially all of our cash and cash equivalents were located in the Mainland China and Hong Kong. In the long term, we intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities.

As of June 30, 2023, our cash and cash equivalents amounted to RMB3,708.7 million (US$511.5 million), representing an increase of 8.5% from RMB3,419.2 million of December 31, 2022.

### BANK LOAN AND OTHER BORROWINGS

Particulars of bank loans and other borrowings of the Group as of June 30, 2023 are set out in Note 10 to the consolidated financial statements.

### PLEDGE OF ASSETS

The Company had pledged electronic equipment with a carrying amount of RMB362.1 million (US$49.9 million) and RMB585.0 million as of June 30, 2023 and December 31, 2022, respectively, for obtaining loans. As of June 30, 2023 and December 31, 2022, the current portion of such loans were RMB340.1 million (US$46.9 million) and RMB340.1 million, and the non-current portion of the loans were RMB260.4 million (US$35.9 million) and RMB413.5 million, respectively.

### FOREIGN EXCHANGE EXPOSURE

We transact a majority of our business in RMB, and have transactional currency exposures. Certain of our bank balances, other receivables, and accruals and other payables are dominated in foreign currencies and are exposed to foreign currency risk. We currently do not have a foreign currency hedging policy. However, our management monitors foreign exchange exposure and will consider appropriate hedging measures in the future should the need arise.

### GEARING RATIO

Gearing ratio is calculated by dividing the sum of bank loans, loans from related parties and lease liabilities by total equity and multiplied by 100%. As of June 30, 2023, the gearing ratio of the Group was 21.3% (as of December 31, 2022: 20.1%).

### MATERIAL INVESTMENTS

As of June 30, 2023, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group's total assets as of June 30, 2023). As of June 30, 2023, the Group did not have other plans for material investments and capital assets.

# Management Discussion and Analysis

## CAPITAL EXPENDITURE

Particulars of capital expenditure commitments of the Group as of June 30, 2023 are set out in Note 15 to the consolidated financial statements.

## CONTINGENT LIABILITIES

As of June 30, 2023, the Group did not have any material contingent liabilities.

## MATERIAL ACQUISITION AND DISPOSALS

The Group did not conduct any material acquisitions and disposals during the Reporting Period.

## EMPLOYEES AND REMUNERATION POLICIES

The Company had 9,752 employees as of June 30, 2023, most of whom were located in China, and the rest were located overseas. The following table sets forth a breakdown of our employees by function as of June 30, 2023:

| Function | Number of Employees | Percentage |
|---|---|---|
| Research and development | 1,176 | 12.1% |
| Sales and marketing | 371 | 3.8% |
| General and administrative | 603 | 6.2% |
| Solution development and services | 7,602 | 78.0% |
| **Total** | **9,752** | **100.0%** |

Our success depends on our ability to attract, retain and motivate qualified personnel, and we believe that our high-quality talent pool is one of the core strengths of our Company. We adopt high standards and strict procedures in our recruitment, including campus recruitment, online recruitment, internal recommendation and recruitment through executive search, to satisfy our demands for different types of talents.

We provide regular and specialized trainings tailored to the needs of our employees in different departments. Our employees can also improve their skills through our development of solutions for our customers and mutual learning among colleagues. New employees will receive pre-job training and general training.

We offer competitive compensations for our employees. Besides, we regularly evaluate the performance of our employees and reward those who perform well with higher compensations or promotion.

As required by PRC laws and regulations, we participate in various employee social security schemes organized by municipal and provincial governments, including pension, maternity insurance, unemployment insurance, work-related injury insurance, health insurance and housing provident fund. We are required under PRC laws and regulations to make contributions to employee social security schemes at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

# Other Information

## DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY OF ITS ASSOCIATED CORPORATIONS

As of June 30, 2023, the interests and short positions of the Directors and chief executive of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), which were required (a) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code were as follows:

**Interest in Shares and Underlying Shares of the Company**

| Name | Nature of Interest | Number of Issued Shares | Number of Shares underlying Outstanding Options/RSUs Granted | Approximate Percentage of Shareholding of the Issued Share Capital of the Company[2] (%) |
|---|---|---|---|---|
| Mr. Lei Jun[3] | Interest in controlled corporation | 466,161,000(L) | Nil | 12.25 |
| Mr. Zou Tao | Beneficial interest | 2,000,000(L) | Nil | 0.05 |
| Mr. He Haijian | Beneficial interest | 2,007,000(L) | 6,355,482(L)[4] | 0.22 |

*Notes:*

(1) The letter "L" denotes a long position in the Shares.

(2) Calculated on basis of the total number of issued shares of the Company as of June 30, 2023.

(3) Mr. Lei Jun has the majority voting power in Xiaomi and is deemed to be interested in those Shares held by Xiaomi under the SFO.

(4) Represents the beneficial interest in (i) 6,340,000 Shares underlying the outstanding RSUs granted to him under the 2013 Share Award Scheme; and (ii) 15,482 Shares underlying the outstanding share options granted to him under the 2013 Share Option Scheme.

Save as disclosed above, none of the Directors or chief executive of the Company and their associates, had interest or short positions in shares, underlying shares or debentures of the Company or its associated corporations as at June 30, 2023.

# Other Information

## SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As of June 30, 2023, the following persons (other than the Directors and chief executive whose interests have been disclosed in this report), had an interest or short position in the Shares and underlying Shares which would fall to be notified to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

| Name of substantial shareholder | Capacity/Nature of Interest | Number of Shares | Approximate Percentage of Shareholding of the Issued Share Capital of the Company[2] (%) |
|---|---|---|---|
| Kingsoft Corporation | Beneficial owner | 1,423,246,584 (L) | 37.40 |
| The Bank of New York Mellon Corporation[3] | Interest of controlled corporation | 1,326,206,020 (L) | 34.85 |
| | | 1,326,015,945 (S) | 34.85 |
| | | 112,000 (Lending Pool) | 0.00 |
| Xiaomi Corporation[4] | Beneficial owner | 449,701,000 (L) | 11.82 |
| | Interest of controlled corporation | 16,460,000 (L) | 0.43 |
| Canada Pension Plan Investment Board | Beneficial owner | 306,114,735 (L) | 8.04 |
| J.P. Morgan Securities Plc | Interest in controlled corporation | 192,122,175 (L) | 5.05 |
| | | 191,939,935 (S) | 5.04 |

*Notes:*

(1)  The letter "L" denotes a long position in the Shares and the letter "S" denotes a short position in the Shares.

(2)  Calculated on basis of the total number of issued shares of the Company as of June 30, 2023.

(3)  The Bank of New York Mellon was wholly owned by The Bank of New York Mellon Corporation. As such, The Bank of New York Mellon Corporation was deemed to be interested in the 1,326,206,020 (L) and 1,326,015,945 (S) Shares held by The Bank of New York Mellon.

(4)  449,701,000 Shares were held by Xiaomi Corporation beneficially. 16,460,000 Shares were held by Xiaomi Corporation through its indirectly wholly owned subsidiary, Green Better Limited.

Save as disclosed above, as of June 30, 2023, no person, other than the Directors and chief executive whose interests are set out in the section headed "Directors' and Chief Executive's Interests and Short Positions in Shares and Underlying Shares and Debentures of the Company or any of its Associated Corporations" had an interest or short position in the Shares or underlying Shares which would fall to be recorded in the registry required to be kept by the Company pursuant to Section 335 of the SFO.

# Other Information

### EQUITY INCENTIVE PLAN

#### 2013 Share Option Scheme

The 2013 Share Option Scheme was adopted on February 27, 2013, as amended on June 27, 2013, May 20, 2015 and December 26, 2016. No further grant of any share options under the 2013 Share Option Scheme will be made after the Listing Date.

#### *Purpose*

The purpose of the 2013 Share Option Scheme is to provide incentives or rewards to participants thereunder for their contribution to the Group and/or to enable the Group to recruit and retain high-caliber employees and attract human resources that are valuable to the Group and any invested entity.

#### *Eligible Participants*

Employees, whether full time or part time, of our Company, its subsidiaries or any invested entity, being an entity in which the Group directly or indirectly holds 20% or more equity interest, are eligible to participate in the 2013 Share Option Scheme.

#### *Individual Limit*

Where any further grant of options to a participant would result in the total number of Shares issued and to be issued upon exercise of all the options granted and to be granted to such person (including exercised, cancelled and outstanding options) in the 12-month period up to and including the date of such further grant representing in aggregate over 1 percent of the total number of Shares in issue, such further grant must be separately approved by the shareholders of the Company and Kingsoft Corporation in general meeting with such participant and his associated abstaining from voting.

#### *Exercise Period*

Subject to the terms of the 2013 Share Option Scheme, a share option may be exercised in whole or in part in accordance with the terms and conditions upon which such share option is granted. Share options complying with the provisions of the Listing Rules which are granted during the duration of the scheme and remain unexercised immediately prior to the end of the ten-year period shall continue to be exercisable in accordance with their terms of grant within the validity period for which such share options are granted, notwithstanding the expiry of the scheme.



# Other Information

### *Vesting Schedule*

The Board shall determine the schedule for the vesting of Shares comprised in the share option on the offer date.

### *Amount Payable on Application or Acceptance of the Option*

No consideration is payable on acceptance of each grant of options.

### *Subscription Price*

The subscription price in respect of any particular share option shall be such price as determined by the Board in its absolute discretion at the time of making of the offer (which shall be stated in the offer letter).

### *Remaining Life of the Scheme*

The 2013 Share Option Scheme shall be valid and effective for a period of ten years from February 27, 2013. As at the Latest Practicable Date, the duration of the 2013 Share Option Scheme has expired but the provisions of this scheme shall remain in full force and effect to the extent necessary to give effect to the exercise of any options (to the extent not already exercised) granted prior to its termination or otherwise as may be required in accordance with the provisions of this scheme.



# Other Information

### 2013 Share Award Scheme

The 2013 Share Award Scheme was adopted on February 22, 2013, as amended on January 9, 2015, March 3, 2016, June 8, 2016, December 7, 2018 and November 6, 2019. No further grant of any share awards under the 2013 Share Award Scheme will be made after the Listing Date.

#### *Purpose*

The purpose of the 2013 Share Award Scheme is to provide incentives or rewards to selected employees for their contribution to the Group and/or to enable the Group to recruit and retain high-caliber employees and attract human resources that are valuable to the Group and any invested entity.

#### *Eligible Participants*

Employees, whether full time or part time, of our Company, subsidiaries or any entity in which the Company and its subsidiaries hold any equity interest are eligible to participate in the 2013 Share Award Scheme.

#### *Individual Limit*

There is no limit as to maximum entitlement of each participant under the 2013 Share Award Scheme.

#### *Vesting Schedule*

Unless otherwise determined by the Board at its sole discretion, the awarded shares shall vest in accordance with the award notice, provided that the selected employee remains at all times after the reference date and on the relevant vesting dates (if applicable) an eligible person.

#### *Amount Payable on Application or Acceptance of the Share Award and Purchase Price*

Subject to the provision of the 2013 Share Award Scheme, the Board may impose any conditions, restrictions or limitations (including but not limited to consideration payable on application or acceptance of share award and purchase price) in relation to the award from time to time as it may at its absolute discretion think fit.

#### *Remaining Life of the Scheme*

The 2013 Share Award Scheme shall be valid and effective for a period of ten years from February 22, 2013. As at the Latest Practicable Date, the 2013 Share Award Scheme has expired but the provisions of this scheme shall remain in full force and effect to the extent necessary to give effect to any awarded shares not vested but granted prior to the termination of this scheme or otherwise as may be required in accordance with the provisions of this scheme.



# Other Information

**2021 Share Incentive Plan**

The 2021 Share Incentive Plan was adopted on November 15, 2021. Amendments to the 2021 Share Incentive Plan were approved by the Board on December 20, 2022, and took effect upon Listing.

*Purpose*

The purpose of the 2021 Share Incentive Plan is to promote the success and enhance the value of the Company by linking the personal interests of the directors and employees of the Group, and the service providers of the Group to those of the Shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Shareholders. The 2021 Share Incentive Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of the directors and employees of the Group, and the service providers of the Group upon whose judgment, interest and special effort the successful conduct of the Company's operation is largely dependent.

*Eligible Participants*

Any individual or entity, who is:

(a)    an employee (whether full-time or part-time), director or officer of any member of our Group, including persons who are granted awards under the 2021 Share Incentive Plan as an inducement to enter into employment contracts with any member of our Group;

(b)    an employee (whether full-time or part-time), director or officer of: (i) a holding company; (ii) subsidiaries of the holding company other than members of our Group; or (iii) any company which is an associate of our Company;

(c)    providing services to our Group on a continuing or recurring basis in its ordinary and usual course of business which are in the interests of the long term growth of our Group (the "**Service Provider Participants**"); or

(d)    trusts or entities established in connection with any employee benefit plan of the Company (including the Plan) for the benefit of a participant

as determined by the Board or the its delegate(s) from time to time to be entitled to participate in the 2021 Share Incentive Plan.

In particular, Service Provider Participants include:

(a)    Professional consultancy firms or individuals with expertise in the technical services, hardware and components and other related services in cloud service industry, business expansion and development, national and international trade, human resources and regulatory affairs in the cloud service industry, who, or are anticipated to be going forward, a significant business partner, or otherwise significant to our Group's business, with reference to, among other metrics, research and development, development or manufacturing or distribution of products/services provided by our Group, or otherwise will contribute significantly to the growth of our Group's financial or business performance, based on quantitative performance indicators to be determined by the Board or the Compensation Committee on a case-by-case basis. Such consultants may be able to collaborate with our Group on continuing or discrete consulting projects and may be remunerated with equity incentives to align the long-term interests of such consultants with our Group; and

# Other Information

(b) Consultants, such as professors, academics and reputable industry expert with distinguished backgrounds and expertise in technical services, hardware and components and other related services in cloud service industry, business expansion and development, national and international trade, human resources and regulatory affairs in the cloud service industry, who, or are anticipated to be going forward, a significant business partner, or otherwise significant to our Group's business, with reference to, among other metrics, research and development, development or manufacturing or distribution of products/services provided by our Group, or otherwise will contribute significantly to the growth of our Group's financial or business performance, based on quantitative performance indicators to be determined by the Administrator or the Compensation Committee on a case-by-case basis. Such consultants may be able to collaborate with our Group on continuing or discrete consulting projects and may be remunerated with equity incentives to align the long-term interests of such consultants with our Group.

However, no individual who is resident in a place where the grant, acceptance or exercise of options pursuant to the 2021 Share Incentive Plan is not permitted under the laws and regulations of such place or where, in the view of the Administrator or the Compensation Committee, compliance with applicable laws and regulations in such place makes it necessary or expedient to exclude such individual, is eligible to be offered or granted options. For the avoidance of doubt, placing agents or financial advisors providing advisory services for fundraising, mergers or acquisitions, or professional service providers such as auditors or valuers who provide assurance or are required to perform their services with impartiality and objectivity may not participate in the 2021 Share Incentive Plan.

In assessing whether the Service Provider Participants provide services to our Group on a continuing and recurring basis, the Board or the Compensation Committee shall take into consideration the length and type of services provided and the recurrences and regularity of such services, and will benchmark such metrics against the performance of the employees, officers and directors of our Group to whom our Group provides equity incentives, while taking into account the purpose of the 2021 Share Incentive Plan and the objectives in engaging the Service Provider Participants. Our Company will also take into consideration the remuneration packages of comparable peers for similar service providers, based on available information in the industry.

The Board considers that the eligibility of Service Providers to participate in the 2021 Share Incentive Plan is consistent with the purpose of the 2021 Share Incentive Plan, which enables our Group to preserve its cash resources and use share incentives to encourage persons outside of our Group to contribute to our Group and align the mutual interests of each party, as both our Company and the Service Provider Participants, by holding on to equity incentives, will mutually benefit from the long term growth of our Group.

## *Number of Shares Available for Issue*

The total number of Shares which may be issued upon the exercise of all options and awards that may be granted pursuant to the 2021 Share Incentive Plan and any other share award schemes of the Company in aggregate shall not exceed ten percent (10%) of the total number of Shares in issue immediately upon the Listing (the "**Scheme Mandate Limit**"), being 380,528,480 Shares. The total number of Shares which may be issued pursuant to options and awards to be granted to Service Provider Participants pursuant to the 2021 Share Incentive Plan and any other share award schemes of the Company in aggregate, is 38,052,848 Shares, being not more than one percent (1%) of the total number of Shares in issue immediately upon the Listing (the "**Service Provider Sublimit**").

# Other Information

As at January 1 and June 30, 2023, the numbers of options and awards available for grant under the Scheme Mandate Limit are 380,528,480 and 376,900,173 respectively, and that under the Service Provider Sublimit are both 38,052,848 as there has been no grants made to any Service Provider Participant during the Reporting Period. The number of Shares that may be issued in respect of options and awards granted under the 2021 Share Incentive Plan during Reporting Period divided by the weighted average number of Shares in issue for the Reporting Period is 0.10%.

### *Maximum entitlement of a grantee*

Unless approved by our Shareholders, the total number of Shares issued and to be issued upon the vesting or exercise of the Awards granted and to be granted under the 2021 Share Incentive Plan and any other share option scheme(s) of the Company to each selected participant (including all vested, exercised and outstanding Awards but excluding any Award lapsed in accordance with the Plan) in any 12-month period shall not exceed 1% of the total number of Shares in issue (the "**Individual Limit**"). Any further grant of Awards to a selected participant which would result in the aggregate number of Shares issued and to be issued upon exercise of all options granted and to be granted to such selected participant (including all vested, exercised and outstanding Awards) in the 12 month period up to and including the date of such further grant exceeding the Individual Limit shall be subject to separate approval of our Shareholders (with such selected participant and his associates abstaining from voting). For any options to be granted in such circumstances, the date of the Board meeting for proposing such further grant shall be the date of grant of such options for the purpose of calculating the exercise price of the options.

### *Exercise Period of Share Options*

The share options may not be exercised until vested pursuant to the applicable award agreement. The authorized administrator shall determine the time or times at which a share option may be exercised in whole or in part, including exercise prior to vesting; provided that the term of any share option granted under the 2021 Share Incentive Plan shall not exceed ten (10) years from the date of grant. A share option shall lapse automatically (to the extent not already exercised or lapsed) on the expiry of such term. The authorized administrator shall also determine any conditions, if any, that must be satisfied before all or part of a share option may be exercised. Once vested, the vested portion of the share option may be exercised in whole or in any part, at any time, subject to the terms of the 2021 Share Incentive Plan and the award agreement.



# Other Information

## *Vesting Schedule*

The awards (in form of restricted share units, share options or other type of shares or other types of awards or benefited authorized to be granted) to be issued to any participant under the 2021 Share Incentive Plan shall be subject to the vesting schedule as specified in the award agreement. The vesting period of any award granted under the 2021 Share Incentive Plan should not be less than 12 months, unless a shorter vesting period is approved by the Board and the applicable requirements under Rule 17.03F of Chapter 17 of the Listing Rules are complied with. Specific circumstances where awards may be granted with a shorter period include:

(a)  grants of "make-whole" awards to new joiners to replace the share awards they forfeited when leaving the previous employer, where the shorter vesting period shall reflect the remainder of the vesting period on the forfeited awards that was left to run;

(b)  awards to a participant whose employment is terminated due to death or disability or occurrence of any out of control event where the vesting of awards may accelerate;

(c)  awards with performance-based vesting conditions in lieu of time-based vesting criteria;

(d)  awards that are made in batches during a year for administrative and compliance reasons. This may include awards that should have been granted earlier but had to wait for a subsequent batch, in order to reflect the time from which an award would have been granted;

(e)  awards that are granted based on commended performance of a participant during the past 12 months as appraised by the human resources department of the Company or the executives as designated by the Compensation Committee as justifiable to have receive additional awards with shorter vesting period for retention purpose; and

(f)  awards with a mixed or accelerated vesting schedule such as where the Awards may vest evenly over a period of 12 months.



# Other Information

### *Amount Payable on Application or Acceptance of the Option or Award*

No consideration is payable on acceptance of each grant of award under the 2021 Share Incentive Plan, in form of restricted share units, share options or other type of shares or other types of awards or benefited authorized to be granted.

### *Exercise Price and Purchase Price*

The Board or the authorized administrator determines the exercise price for each share option. In any event, the exercise price of the share option shall not be lower than the fair market value per share on the date of grant, which upon the Listing, shall not be less than the highest of (a) the closing price of the Shares or the per-Share closing price of ADSs on the date of grant as stated in the daily quotations sheet of the Stock Exchange or Nasdaq (as the case may be); or (b) the average closing price of the Shares or per-Share closing price of the ADSs as stated in the daily quotations sheet of the Stock Exchange or Nasdaq (as the case may be) for the five (5) business days immediately preceding the date of grant.

The exercise or purchase price, if any, for an Award (other than share options) shall be determined by the administrator, and not less than the par value of a Share, unless otherwise permitted by applicable laws.

### *Remaining Life of the Scheme*

Unless otherwise terminated by the Board, the 2021 Share Incentive Plan shall continue in effect for a term of ten (10) years after the effective date (i.e. November 15, 2021). As at the Latest Practicable Date, the remaining life of the 2021 Share Incentive Plan is approximately eight years and two months.



## Other Information

Details of the movement of the options and RSUs granted to grantees who are Directors, chief executive or substantial shareholders, employees of the Company and other grantees under the 2013 Share Option Scheme, 2013 Share Award Scheme and 2021 Share Incentive Plan during the Reporting Period are as follows:

| | | Number of Shares underlying the options | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Name | Date of grant | Outstanding as at January 1, 2023 | Granted during the Reporting Period | Lapsed during Reporting Period | Cancelled during the Reporting Period | Exercised during the Reporting Period[i] | Outstanding as at June 30, 2023 | Vesting period | Expiry date[ii] | Exercise price per Share (US$) | Weighted average closing price per Share immediately before exercised (US$) |
| **Director** | | | | | | | | | | | |
| He Haijian | March 5, 2021 | 15,482 | 0 | 0 | 0 | 0 | 15,482 | Vesting upon grant | March 5, 2031 | 0.07422 | – |
| **Other employees** | | | | | | | | | | | |
| Employees | From November 20, 2013 to July 15, 2022 | 38,350,626 | 0 | 1,003,663 | 0 | 3,434,888 | 33,912,075 | Vesting between date of grant and 5 year thereupon | From November 20, 2023 to July 15, 2032 | 0.07422 | 0.32 |
| **Total** | | 38,366,108 | 0 | 1,003,663 | 0 | 3,434,888 | 33,927,557 | | | | |

*Notes:*

(i)     No option was granted during the Reporting Period.

(ii)    Options may be exercised upon vesting and before the expiry date.



## Other Information

| | | Number of Shares underlying the RSUs | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Name | Date of grant | Outstanding as at January 1, 2023 | Granted during the Reporting Period | Lapsed during Reporting Period | Cancelled during the Reporting Period | Exercised during the Reporting Period | Outstanding as at June 30, 2023 | Vesting period | Weighted average closing price per Share immediately before exercised (US$) | Purchase Price per Share (US$) |
| **Director** | | | | | | | | | | |
| He Haijian | February 8, 2020, June 15, 2020 and December 8, 2022 | 7,120,000 | 0 | 0 | 0 | 780,000 | 6,340,000 | 2-5 years | 0.3 | 0-0.86978 |
| **Other employees** | | | | | | | | | | |
| Under 2013 Share Award Scheme | From May 23, 2019 to July 15, 2022 | 40,097,002 | 0 | 9,205,001 | 0 | 1,916,255 | 28,975,746 | 5 years | 0.27 | 0-0.86978 |
| Under 2021 Share Incentive Scheme | From January 24, 2022 to December 13, 2022 | 104,003,481 | 0 | 7,933,732 | 0 | 23,805,753 | 72,263,996 | 5 years | 0.34 | 0.0001-0.01 |
| | April 21, 2023[i] | 0 | 3,628,307 | 0 | 0 | 785,758 | 2,842,549 | Vesting between date of grant and 5 year thereupon[ii] | 0.34 | 0.01 |
| **Total** | | 151,220,483 | 3,628,307 | 17,138,733 | 0 | 27,287,766 | 110,422,291 | | | |

*Notes:*

(i)   The closing price of Shares traded on the Stock Exchange on April 20, 2023, being the business day immediately before April 21, 2023, was HKD3.59 per Share. The closing price of ADSs traded on Nasdaq on April 20, 2023, being the business day immediately before April 21, 2023, was US$7.40 per ADS. Fair value of RSUs granted on April 21, 2023, as at the date of grant, was US$0.44 per RSU. For relevant accounting standard and policy adopted, please refer to Note 11 to the consolidated financial statements.

(ii)  For more vesting period related details, please refer to the announcement of the Company dated April 22, 2023.

(iii) All of the grant of RSUs granted during the Reporting Period were made without any performance targets.

(iv)  RSUs mentioned above may be exercised upon vesting to 30 days after relevant grantees ceasing to be an eligible participant.

# Other Information

## CORPORATE GOVERNANCE RELATED INFORMATION

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders of the Company and to enhance corporate value and accountability.

### Compliance with the Corporate Governance Code

During the Reporting Period, we have fully complied with all the code provisions of the Corporate Governance Code set forth in Appendix 14 to the Listing Rules.

### Compliance with the Model Code

The Company has adopted an Insider Dealing Policy (the "**Insider Dealing Policy**") with terms no less exacting than that of the Model Code, as its own securities dealing code to regulate all dealings by Directors, officers and employees of the Company.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Insider Dealing Policy and the Model Code during the Reporting Period.

### Purchase, Sale or Redemption of the Company's Listed Securities

During the Reporting Period, neither the Company nor any of its subsidiaries has repurchased, sold or redeemed any of the Company's listed securities.

### Material Litigation

The Company was not involved in any material litigation or arbitration during the Reporting Period. The Directors are also not aware of any material litigation or claims that were pending or threatened against the Group during the Reporting Period.

## CHANGE IN INFORMATION OF DIRECTORS AND CHIEF EXECUTIVE

Details of changes in Directors during the Reporting Period and up to the Latest Practicable Date are set out below:

| Name | Position | Details of Change | Reason of Change |
| --- | --- | --- | --- |
| Dr. Ye Hangjun | Non-executive Director | Resigned on March 29, 2023 | Other business commitments which require more of his attention and dedication |
| Dr. Qiu Ruiheng | Non-executive Director | Appointed on March 29, 2023 | – |

Save as disclosed above, there has been no change to the information of the Directors and chief executive of the Company which is required to be disclosed pursuant to paragraphs (a) to (e) and (g) under Rule 13.51(2) and Rule 13.51B(1) of the Listing Rules.

# Other Information

## RECONCILIATION BETWEEN U.S. GAAP AND IFRSs

The unaudited interim condensed consolidated financial statements for the six months ended June 30, 2023 has been prepared by the Directors of the Company under U.S. GAAP, and the differences between U.S. GAAP and IFRSs have been disclosed in the Note 17 to such unaudited interim condensed consolidated financial statements.

### Basis of Preparation

Disclosure is set out by providing a comparison (the "**GAAP Difference Reconciliation**") between the Company's relevant financial information as extracted from the Company's unaudited interim condensed consolidated financial statements, and adjustments of such financial information had they instead been prepared in accordance with the IFRSs. The process applied in the preparation of such GAAP Difference Reconciliation is also set out below.

### Reconciliation Process

The GAAP Difference Reconciliation has been prepared by the Directors by comparing the differences between the "Amounts under U.S. GAAP" for each of the six months ended June 30, 2023 and 2022, and the "Amounts under IFRSs" in respect of each of the six months ended June 30, 2023 and 2022, as appropriate, and quantifying the relevant financial effects of such differences, if any. Attention is drawn to the fact that as the GAAP Difference Reconciliation has not been subject to an independent audit and accordingly, no opinion is expressed by an auditor on whether the financial information in the GAAP Difference Reconciliation presents a true and fair view or not.

### Assurance engagement and results

Ernst & Young was engaged by the Company to conduct work in accordance with the Hong Kong Standard on Assurance Engagements 3000 (Revised) "Assurance Engagements Other Than Audits or reviews of Historical Financial Information" ("**HKSAE 3000 (Revised)**") issued by the Hong Kong Institute of Certified Public Accountants ("**HKICPA**") on the GAAP Difference Reconciliation. The work consisted primarily of:

(i) Comparing the relevant financial information in the columns "Amounts under U.S. GAAP" as disclosed in the GAAP Difference Reconciliation with the respective line items in the Company's unaudited interim condensed consolidated statements of comprehensive loss for the six months ended June 30, 2023 and the unaudited interim condensed consolidated balance sheet as of June 30, 2023 (the "**Interim Financial Statements**") contained in the Interim Financial Statements, as appropriate;

(ii) Evaluating the assessment made by the Board in identifying the differences between the accounting policies in accordance with the U.S. GAAP and the IFRSs, and the evidence supporting the adjustments made in arriving at the columns "Amounts under IFRSs" as disclosed in the GAAP Difference Reconciliation; and

(iii) Checking the arithmetic accuracy of the computation of the Company's financial information in the columns "Amounts under IFRSs" as disclosed in the GAAP Difference Reconciliation.

# Other Information

Ernst & Young's engagement did not involve independent examination of any of the underlying financial information. The work carried out in accordance with HKSAE 3000 (Revised) is different in scope from an audit or a review conducted in accordance with Hong Kong Standards on Auditing or Hong Kong Standards on Review Engagements issued by the HKICPA and consequently, Ernst & Young did not express an audit opinion nor a review conclusion on the GAAP Difference Reconciliation. Ernst & Young's engagement was intended solely for the use of the Directors in connection with the above purpose for this interim report and may not be suitable for another purpose. Based on the work performed, Ernst & Young has concluded that nothing has come to their attention that causes them to believe:

(i)     The amounts in the columns "Amounts under U.S. GAAP" as disclosed in the GAAP Difference Reconciliation for the six months ended June 30, 2023 are not, in all material respects, in agreement with the respective line items in the Interim Financial Statements;

(ii)    The IFRSs adjustments as disclosed in the GAAP Difference Reconciliation do not reflect, in all material respects, the different accounting treatments according to the Company's accounting policies in accordance with the U.S. GAAP and the IFRSs of the relevant period; and

(iii)   The computation of the amounts in the columns "Amounts under IFRS" as disclosed in the GAAP Difference Reconciliation are not arithmetically accurate.

## AUDIT COMMITTEE

The Audit Committee comprises three independent non-executive Directors, being Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan, with Mr. Yu Mingto (being one of the independent non-executive Directors with the appropriate professional qualifications) as the chairman of the Audit Committee.

The Audit Committee has reviewed the unaudited condensed consolidated financial statements for the six months ended June 30, 2023. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and financial reporting matters with senior management members of the Company.

## SIGNIFICANT EVENTS AFTER THE REPORTING PERIOD

Reference is made to the announcement of the Company dated August 25, 2023 (the "**Announcement**"), and unless otherwise defined, capitalized terms used in this section shall have the same meanings as those defined in the Announcement.

As of August 25, 2023, the Company has entered into supplementary agreements (the "**Supplementary Agreements**") with some of the Payees, in relation to the adjustment to the settlement timing and method of the Camelot Aggregate Outstanding Consideration. Pursuant to the Supplementary Agreements, approximately 71.2% of the Camelot Aggregate Outstanding Consideration, are expected to be settled by way of a combination of: (i) one-off cash payments, with respect only to the cash portion of the second tranche of the Camelot Consideration, and (ii) cash installments ending on August 31, 2025, in lieu of the one-off Share payments, with respect only to the Holdback Shares and the Share portion of the second tranche of the Camelot Consideration.

As at the Latest Practicable Date, the Company is still in the process of negotiating with the remaining Payees in relation to, among other things, the settlement timing and method regarding the remaining portion of the Camelot Aggregate Outstanding Consideration.

Save as disclosed in this interim report, there was no other significant events that might adversely affect the Group after June 30, 2023.

# Other Information

## INTERIM DIVIDEND

The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2023.

## SAFE HARBOR STATEMENT

This report contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "anticipate", "target", "aim", "estimate", "intend", "plan", "believe", "potential", "continue", "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the United States Securities and Exchange Commission. The forward-looking statements included in this report are only made as of the Latest Practicable Date, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.



# AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2022 AND UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2023

(All amounts in thousands, except for number of shares and per share data)

| | Notes | December 31, 2022 RMB | June 30, 2023 RMB (unaudited) | June 30, 2023 US$ (unaudited) |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Current assets:** | | | | |
| Cash and cash equivalents | | 3,419,166 | 3,708,696 | 511,453 |
| Restricted cash | | 114,560 | 114,391 | 15,775 |
| Accounts receivable, net of allowance for credit losses of RMB47,962 and RMB77,813 as of December 31, 2022 and June 30, 2023, respectively | 5 | 2,402,430 | 2,048,327 | 282,477 |
| Short-term investments | | 1,253,670 | 578,035 | 79,715 |
| Prepayments and other assets | 6 | 1,612,022 | 1,695,582 | 233,832 |
| Amounts due from related parties | 14 | 246,505 | 295,134 | 40,701 |
| **Total current assets** | | 9,048,353 | 8,440,165 | 1,163,953 |
| **Non-current assets:** | | | | |
| Property and equipment, net | 7 | 2,132,994 | 1,681,361 | 231,870 |
| Intangible assets, net | | 1,008,020 | 926,081 | 127,712 |
| Goodwill | | 4,605,724 | 4,605,724 | 635,158 |
| Prepayments and other assets | 6 | 21,263 | 22,260 | 3,070 |
| Equity investments | 2 | 273,580 | 277,984 | 38,336 |
| Amounts due from related parties | 14 | 5,758 | 6,389 | 881 |
| Operating lease right-of-use assets | | 220,539 | 173,910 | 23,983 |
| **Total non-current assets** | | 8,267,878 | 7,693,709 | 1,061,010 |
| **Total assets** | | 17,316,231 | 16,133,874 | 2,224,963 |
| **LIABILITIES, NON-CONTROLLING INTERESTS AND SHAREHOLDERS' EQUITY** | | | | |
| **Current liabilities:** | | | | |
| Accounts payable | 8 | 2,301,958 | 2,200,719 | 303,493 |
| Accrued expenses and other liabilities | 9 | 2,830,826 | 2,994,006 | 412,892 |
| Short-term bank loans | 10 | 909,500 | 989,331 | 136,435 |
| Income tax payable | 12 | 51,892 | 59,675 | 8,230 |
| Amounts due to related parties | 14 | 427,727 | 427,640 | 58,974 |
| Current operating lease liabilities | | 136,723 | 78,610 | 10,841 |
| **Total current liabilities** | | 6,658,626 | 6,749,981 | 930,865 |

## AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2022 AND UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2023

(All amounts in thousands, except for number of shares and per share data)

| | Notes | December 31, 2022 RMB | June 30, 2023 RMB (unaudited) | June 30, 2023 US$ (unaudited) |
|---|---|---|---|---|
| **Non-current liabilities**: | | | | |
| Amounts due to related parties | 14 | 413,464 | **260,390** | **35,909** |
| Deferred tax liabilities | | 167,052 | **147,083** | **20,284** |
| Other liabilities | 9 | 370,531 | **591,044** | **81,509** |
| Non-current operating lease liabilities | | 123,059 | **96,608** | **13,323** |
| **Total non-current liabilities** | | 1,074,106 | **1,095,125** | **151,025** |
| **Total liabilities** | | 7,732,732 | **7,845,106** | **1,081,890** |
| **Shareholders' equity:** | | | | |
| Ordinary shares (par value of US$0.001 per share; 40,000,000,000 shares authorized as of December 31, 2022 and June 30, 2023; 3,805,284,801 and 3,805,284,801 shares issued, 3,508,413,941 and 3,539,136,595 shares outstanding as of December 31, 2022 and June 30, 2023, respectively) | | 25,062 | **25,280** | **3,486** |
| Treasury shares | | (208,385) | **(208,385)** | **(28,738)** |
| Additional paid-in capital | | 18,648,205 | **18,677,487** | **2,575,743** |
| Statutory reserves funds | | (14,700) | **(14,700)** | **(2,027)** |
| Accumulated deficit | | (10,102,236) | **(11,208,569)** | **(1,545,732)** |
| Accumulated other comprehensive income | 16 | 453,074 | **661,870** | **91,276** |
| **Total Kingsoft Cloud Holdings Limited shareholders' equity** | | 8,801,020 | **7,932,983** | **1,094,008** |
| Non-controlling interests | | 782,479 | **355,785** | **49,065** |
| **Total equity** | | 9,583,499 | **8,288,768** | **1,143,073** |
| **Total liabilities, non-controlling interests and shareholders' equity** | | 17,316,231 | **16,133,874** | **2,224,963** |

*The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.*

# UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

(All amounts in thousands, except for number of shares and per share data)

| | Notes | 2022 RMB | 2023 RMB (unaudited) | 2023 US$ (unaudited) |
|---|---|---|---|---|
| | | | *For the six months ended June 30* | |
| **Revenues:** | 4, 14 | | | |
| Public cloud services | | 2,669,951 | **2,313,183** | **319,003** |
| Enterprise cloud services | | 1,409,083 | **1,385,152** | **191,021** |
| Others | | 1,273 | **1,468** | **202** |
| **Total revenues** | | 4,080,307 | **3,699,803** | **510,226** |
| Cost of revenues | 14 | (3,935,145) | **(3,299,012)** | **(454,955)** |
| **Gross profit** | | 145,162 | **400,791** | **55,271** |
| **Operating expenses:** | | | | |
| Selling and marketing expenses | | (290,615) | **(217,306)** | **(29,968)** |
| General and administrative expenses | | (471,836) | **(735,177)** | **(101,386)** |
| Research and development expenses | | (467,579) | **(409,290)** | **(56,444)** |
| **Total operating expenses** | | (1,230,030) | **(1,361,773)** | **(187,798)** |
| **Operating loss** | | (1,084,868) | **(960,982)** | **(132,527)** |
| Interest income | | 38,647 | **39,636** | **5,466** |
| Interest expense | | (68,273) | **(58,234)** | **(8,031)** |
| Foreign exchange loss | | (247,978) | **(151,422)** | **(20,882)** |
| Other loss, net | 4 | (27,966) | **(19,787)** | **(2,729)** |
| Other income, net | 4 | 20,001 | **50,067** | **6,905** |
| **Loss before income taxes** | | (1,370,437) | **(1,100,722)** | **(151,798)** |
| Income tax benefit (expense) | 12 | 5,153 | **(6,371)** | **(879)** |
| **Net loss** | | (1,365,284) | **(1,107,093)** | **(152,677)** |
| Less: net loss attributable to non-controlling interests | | (9,038) | **(760)** | **(105)** |
| **Net loss attributable to Kingsoft Cloud Holdings Limited** | | (1,356,246) | **(1,106,333)** | **(152,572)** |

*The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.*



## UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

(All amounts in thousands, except for number of shares and per share data)

| | Notes | For the six months ended June 30 | | |
| --- | --- | --- | --- | --- |
| | | 2022<br>*RMB* | **2023**<br>***RMB***<br>**(unaudited)** | **2023**<br>***US$***<br>**(unaudited)** |
| **Net loss per share:** | | | | |
| Basic and diluted | *13* | (0.37) | **(0.31)** | **(0.04)** |
| **Shares used in the net loss per share computation:** | | | | |
| Basic and diluted | *13* | 3,651,473,415 | **3,547,111,168** | **3,547,111,168** |
| **Other comprehensive income, net of tax of nil:** | | | | |
| Foreign currency translation adjustments | | 382,625 | **208,781** | **28,792** |
| **Comprehensive loss** | | (982,659) | **(898,312)** | **(123,885)** |
| Less: Comprehensive loss attributable to non-controlling interests | | (9,394) | **(775)** | **(107)** |
| **Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders** | | (973,265) | **(897,537)** | **(123,778)** |

*The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.*

# UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

(All amounts in thousands, except for number of shares and per share data)

| | Ordinary shares | | Additional paid-in capital | Accumulated other comprehensive (loss) income | Statutory reserves funds | Accumulated deficit | Total Kingsoft Cloud Holdings Limited shareholders' equity | Non-controlling interests | Total shareholders' equity |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Number of shares* | Amount RMB | RMB | RMB | RMB | RMB | RMB | RMB | RMB |
| Balance as of December 31, 2021 | 3,646,381,840 | 24,782 | 18,245,801 | (207,882) | (7,723) | (7,451,029) | 10,603,949 | 888,474 | 11,492,423 |
| Net loss | – | – | – | – | – | (1,356,246) | (1,356,246) | (9,038) | (1,365,284) |
| Disposal of a subsidiary | – | – | – | – | – | – | – | (9,136) | (9,136) |
| Other comprehensive income (loss) | – | – | – | 382,981 | – | – | 382,981 | (356) | 382,625 |
| Share-based compensation | – | – | 206,739 | – | – | – | 206,739 | – | 206,739 |
| Exercise and vesting of share-based awards | 17,036,000 | 110 | 5,638 | – | – | – | 5,748 | – | 5,748 |
| Capital contribution from non-controlling interests | – | – | – | – | – | – | – | 2,143 | 2,143 |
| Balance as of June 30, 2022 | 3,663,417,840 | 24,892 | 18,458,178 | 175,099 | (7,723) | (8,807,275) | 9,843,171 | 872,087 | 10,715,258 |

*The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.*

# UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

(All amounts in thousands, except for number of shares and per share data)

| | Ordinary shares | | Treasury shares | Additional paid-in capital | Accumulated other comprehensive income | Statutory reserves funds | Accumulated deficit | Total Kingsoft Cloud Holdings Limited shareholders' equity | Non-controlling interests | Total shareholders' equity |
| | Number of shares* | Amount RMB | RMB | RMB | RMB | RMB | RMB | RMB | RMB | RMB |
|---|---|---|---|---|---|---|---|---|---|---|
| Balance as of December 31, 2022 | 3,508,413,941 | 25,062 | (208,385) | 18,648,205 | 453,074 | (14,700) | (10,102,236) | 8,801,020 | 782,479 | 9,583,499 |
| Net loss | – | – | – | – | – | – | (1,106,333) | (1,106,333) | (760) | (1,107,093) |
| Other comprehensive income (loss) | – | – | – | – | 208,796 | – | – | 208,796 | (15) | 208,781 |
| Share-based compensation | – | – | – | 43,106 | – | – | – | 43,106 | – | 43,106 |
| Exercise and vesting of share-based awards | 30,722,654 | 218 | – | 9,712 | – | – | – | 9,930 | – | 9,930 |
| Acquisition of non-controlling interests | – | – | – | (23,536) | – | – | – | (23,536) | (425,919) | (449,455) |
| Balance as of June 30, 2023 (unaudited) | 3,539,136,595 | 25,280 | (208,385) | 18,677,487 | 661,870 | (14,700) | (11,208,569) | 7,932,983 | 355,785 | 8,288,768 |
| Balance as of June 30, 2023, in US$ (unaudited) | 3,539,136,595 | 3,486 | (28,738) | 2,575,743 | 91,276 | (2,027) | (1,545,732) | 1,094,008 | 49,065 | 1,143,073 |

\* As of June 30, 2022 and 2023, 141,866,961 and 82,247,096 ordinary shares, respectively, were issued in relation to the share awards. These shares are legally issued but not outstanding.

*The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.*

# UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
## FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023
(All amounts in thousands, except for number of shares and per share data)

| | For the six months ended June 30 | | |
| --- | --- | --- | --- |
| | 2022 *RMB* | **2023** ***RMB*** **(unaudited)** | **2023** ***US$*** **(unaudited)** |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | |
| **Net loss** | (1,365,284) | **(1,107,093)** | **(152,677)** |
| **Adjustments to reconcile net loss to net cash used in operating activities:** | | | |
| Depreciation and amortization | 578,237 | **510,519** | **70,404** |
| Share-based compensation | 206,739 | **43,106** | **5,945** |
| Provision for credit losses | 141,331 | **291,862** | **40,250** |
| Loss on disposal of a subsidiary | 123 | **–** | **–** |
| Changes in fair value of equity investments | 8,825 | **5,354** | **739** |
| Impairment of equity investments | 5,000 | **–** | **–** |
| Changes in fair value of purchase consideration of a business acquisition | 14,018 | **14,433** | **1,991** |
| Impairment of long-lived assets | – | **185,135** | **25,531** |
| Impairment of contract costs | 5,336 | **–** | **–** |
| Foreign exchange loss | 247,978 | **151,422** | **20,882** |
| Deferred income tax | (22,584) | **(19,969)** | **(2,754)** |
| Non-cash operating lease expenses | 36,261 | **23,470** | **3,237** |
| (Gain) loss on disposal of property and equipment | (3,276) | **21,672** | **2,989** |
| **Changes in operating assets and liabilities:** | | | |
| Accounts receivable | 564,547 | **50,405** | **6,951** |
| Prepayments and other assets | 14,289 | **(103,458)** | **(14,268)** |
| Amounts due from related parties | (154,167) | **(49,420)** | **(6,815)** |
| Accounts payable | (504,843) | **55,439** | **7,645** |
| Accrued expenses and other liabilities | 10,629 | **(222,991)** | **(30,751)** |
| Operating lease liabilities | (32,861) | **(61,404)** | **(8,468)** |
| Amounts due to related parties | (17,584) | **(2,422)** | **(334)** |
| Income tax payable | (15,115) | **7,783** | **1,073** |
| **Net cash used in operating activities** | (282,401) | **(206,157)** | **(28,430)** |

*The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.*



## UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
## FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023
(All amounts in thousands, except for number of shares and per share data)

| | For the six months ended June 30 | | |
|---|---|---|---|
| | 2022<br>*RMB* | **2023**<br>***RMB***<br>**(unaudited)** | **2023**<br>***US$***<br>**(unaudited)** |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| Purchases of property and equipment | (1,062,070) | **(133,607)** | **(18,426)** |
| Disposals of property and equipment | 5,215 | **12,227** | **1,686** |
| Purchases of intangible assets | (11,177) | **–** | **–** |
| Purchases of short-term investments | (2,222,919) | **(550,151)** | **(75,869)** |
| Proceeds from maturities of short-term investments | 2,218,877 | **1,255,170** | **173,096** |
| Disposal of a subsidiary | (2,577) | **–** | **–** |
| Acquisition of equity investments | (63,356) | **(9,800)** | **(1,351)** |
| Acquisition of business, net of cash acquired | (130,813) | **–** | **–** |
| Asset-related government grants received | 11,250 | **–** | **–** |
| Disposal of equity investments | – | **2,647** | **365** |
| **Net cash (used in) generated from investing activities** | (1,257,570) | **576,486** | **79,501** |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| Repayment of short-term bank loans | (573,225) | **(464,171)** | **(64,011)** |
| Proceeds from short-term bank loans | 491,329 | **544,002** | **75,021** |
| Acquisition of non-controlling interests | – | **(50,000)** | **(6,895)** |
| Payments of offering costs | (1,458) | **–** | **–** |
| Capital contribution from non-controlling interests | 2,143 | **–** | **–** |
| Repayment of loans due to related parties | (110,536) | **(150,739)** | **(20,789)** |
| Proceeds from exercise of options | 10,508 | **2,135** | **294** |
| Payment of written put options on share repurchases | (33,557) | **–** | **–** |
| **Net cash used in financing activities** | (214,796) | **(118,773)** | **(16,380)** |
| Effect of exchange rate changes on cash and<br>  cash equivalents, and restricted cash | 74,916 | **37,805** | **5,214** |
| Net (decrease) increase in cash and cash equivalents,<br>  and restricted cash | (1,754,767) | **251,556** | **34,691** |
| Cash and cash equivalents, and restricted cash<br>  at beginning of period | 4,456,621 | **3,533,726** | **487,323** |
| Cash and cash equivalents, and restricted cash<br>  at end of period | 2,776,770 | **3,823,087** | **527,228** |

*The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.*

## UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
## FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023
(All amounts in thousands, except for number of shares and per share data)

| | For the six months ended June 30 | | |
| --- | --- | --- | --- |
| | 2022<br>*RMB* | **2023**<br>***RMB***<br>**(unaudited)** | **2023**<br>***US$***<br>**(unaudited)** |
| **Supplemental disclosures of cash flow information:** | | | |
| Restricted cash | 44,439 | **114,391** | **15,775** |
| Income taxes paid | 32,547 | **18,557** | **2,559** |
| Interest expense paid | 69,686 | **38,221** | **5,271** |
| **Non-cash investing and financing activities:** | | | |
| Purchases of property and equipment<br>  included in accrued expenses and other liabilities | 264,385 | **146,918** | **20,261** |
| Purchase consideration included in accrued expenses<br>  and other liabilities | 1,219,591 | **1,223,419** | **168,717** |
| Offering costs included in accrued expenses and<br>  other liabilities | 26,551 | **–** | **–** |
| Right-of-use assets obtained in exchange for<br>  operating lease liabilities | 24,574 | **3,357** | **463** |
| Right-of-use assets obtained in exchange for<br>  finance lease liabilities | 124,754 | **78,053** | **10,764** |

*The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.*



# NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for number of shares and per share data)

## 1. ORGANIZATION AND BASIS OF PREPARATION

Kingsoft Cloud Holdings Limited (the "Company") is a limited liability company incorporated in the Cayman Islands on January 3, 2012. The Company, its subsidiaries, its variable interest entities, and subsidiaries of its variable interest entities are hereinafter collectively referred to as the "Group". The Group is principally engaged in the provision of cloud services. The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its subsidiaries, the variable interest entities, and subsidiaries of its variable interest entities, which are located in mainland China, Hong Kong ("HK"), Japan and the United States (the "U.S."). As of June 30, 2023, there have been no material changes to the Company's principal subsidiaries, variable interest entities, and subsidiaries of the variable interest entities since December 31, 2022.

These unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") for interim financial information using accounting policies that are consistent with those used in the preparation of the Company's audited consolidated financial statements for the year ended December 31, 2022. These unaudited interim condensed consolidated financial statements do not include all of the disclosures required by U.S. GAAP for annual financial statements and should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2022. The consolidated balance sheet as of December 31, 2022 was derived from the audited consolidated financial statements at that date. In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the six months ended June 30, 2023 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2023.

To comply with laws and regulations of mainland China which prohibit foreign control of companies that engage in value-added telecommunication services, the Group primarily conducts its business in the mainland China through its variable interest entities, Zhuhai Kingsoft Cloud Technology Co., Ltd. and Kingsoft Cloud (Beijing) Information Technology Co., Ltd., and subsidiaries of its variable interest entities (collectively, the "VIEs"). The equity interests of the VIEs are legally held by mainland China shareholders (the "Nominee Shareholders"). Despite the lack of technical majority ownership, the Company through Beijing Kingsoft Cloud Technology Co., Ltd. and Beijing Yunxiang Zhisheng Technology Co., Ltd. (collectively, the "WFOE") has effective control of the VIEs through a series of contractual arrangements (the "Contractual Agreements"). Through the Contractual Agreements, the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interests in the VIEs to the Company and therefore, the Company has the power to direct the activities of the VIEs that most significantly impact its economic performance. The Company also has the ability and obligation to absorb substantially all of the profits and all the expected losses of the VIEs that potentially could be significant to the VIEs. Therefore, the Company is the primary beneficiary of the VIEs. Based on the above, the Company consolidates the VIEs in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification ("ASC") 810, *Consolidation* ("ASC 810").



## NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for number of shares and per share data)

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

#### Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group's consolidated financial statements include, but are not limited to, allowance for credit losses for accounts receivable, contract assets and amounts due from related parties, measurement of operating and finance lease right-of-use assets and lease liabilities, impairment of long-lived assets, impairment of goodwill, useful lives of long-lived assets, realization of deferred tax assets, uncertain tax positions, share-based compensation expense, the fair value of equity investments and standalone selling prices of performance obligation of revenue contracts. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

As of June 30, 2023, asset group of public cloud services was measured at fair value based on discounted cash flows (a Level 3 measurement) and an impairment loss of long-lived assets of RMB185,135 was recognized for the amount of their carrying amount exceeding their fair value. The impairment loss was included in "General and administrative expenses". The valuations used in fair value were determined by the Group with the assistance of an independent third-party valuation firm. Significant assumptions used in the valuation included revenue growth rates, bandwidth and internet data center costs ("IDC costs") and discount rate.

#### Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB7.2513 per US$1.00 on June 30, 2023 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

#### Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and time deposits or other highly liquid investments placed with banks or other financial institutions which have original maturities of less than three months.

#### Restricted cash

As of December 31, 2022 and June 30, 2023, substantially all of the Group's restricted cash was held by financial institutions located in mainland China, and mainly represents cash secured for certain payables to suppliers.

#### Short-term investments

The Group's short-term investments comprise primarily of cash deposits at fixed rates with original maturities of greater than three months, but less than 12 months. As of December 31, 2022 and June 30, 2023, all of the Group's short-term investments were held by financial institutions located in mainland China and Hong Kong.

## NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for number of shares and per share data)

### 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

#### Non-controlling interests

A non-controlling interest is recognized to reflect the portion of subsidiaries' equity which is not attributable, directly or indirectly, to the Group. Consolidated net loss on the consolidated statements of comprehensive loss includes the net income (loss) attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests are recorded as "non-controlling interests" in the Group's consolidated balance sheets.

#### Equity investments

##### *Equity investments with readily determinable fair value*

In 2022, the Group purchased equity interests of a company listed on the HK Stock Exchange for a cash consideration of RMB63,356. Unrealized losses for the equity investments with readily determinable fair value were RMB8,825 and RMB5,063 (US$698), which were recorded in "Other loss, net" in the unaudited interim condensed consolidated statement of comprehensive loss for six months ended June 30, 2022 and 2023, respectively.

##### *Equity investments without readily determinable fair value*

The Group makes a qualitative assessment of whether the equity investments are impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment's fair value in accordance with the principles of ASC 820. If the fair value is less than the investment's carrying value, the entity has to recognize an impairment loss in the statements of comprehensive loss equal to the difference between the carrying value and fair value.

In February 2022, the Group disposed certain equity interests in Beijing Yunshu Xunlian Technology Co., Ltd. ("Beijing Yunshu"), and deconsolidated Beijing Yunshu's financial results from the Group's consolidated financial statements from the date of disposal. The Group measured its remaining interests in Beijing Yunshu at fair value upon deconsolidation, and the loss recognized from the disposal of Beijing Yunshu was immaterial. Subsequent to the deconsolidation, the Group owns 15.63% equity interests in Beijing Yunshu and the remaining equity interests are accounted for using the measurement alternative.

The Group did not recognize any unrealized gains (upward adjustments) or unrealized losses (downward adjustments) resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer for the six months ended June 30, 2022 and 2023. The Group recognized an impairment loss of RMB5,000 and RMB nil (US$ nil) related to equity investments in other loss, net in the unaudited interim condensed consolidated statement of comprehensive loss for the six months ended June 30, 2022 and 2023, respectively.



## NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for number of shares and per share data)

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

**Equity investments** (Continued)

The total carrying value of equity investments held as December 31, 2022 and June 30, 2023 were as follows:

| | As at | | |
|---|---|---|---|
| | December 31, 2022 *RMB* | *June 30,2023* *RMB* (unaudited) | *US$* (unaudited) |
| **Equity investments without readily determinable fair value:** | | | |
| Initial cost basis | 124,196 | **124,196** | **17,127** |
| Cumulative unrealized gains | 119,245 | **119,245** | **16,445** |
| Cumulative unrealized losses (including impairment) | (14,940) | **(14,940)** | **(2,060)** |
| Foreign currency translation | 271 | **1,847** | **255** |
| Total carrying value | 228,772 | **230,348** | **31,767** |
| **Equity investments with readily determinable fair value:** | | | |
| Initial cost basis | 63,356 | **60,985** | **8,410** |
| Cumulative unrealized gains | (22,683) | **(27,746)** | **(3,826)** |
| Foreign currency translation | 4,135 | **4,888** | **674** |
| Total carrying value | 44,808 | **38,127** | **5,258** |
| **Equity method investments** | – | **9,509** | **1,311** |
| | 273,580 | **277,984** | **38,336** |



# NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for number of shares and per share data)

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Fair value measurements

Financial instruments of the Group primarily include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, contract assets, equity investments, accounts payable, purchase consideration payable, certain other liabilities, amounts due from and due to related parties and bank loans. For equity investments without readily determinable fair value, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The Group, with the assistance of an independent third-party valuation firm, determined the estimated fair value of its equity investments using the alternative measurement. The Group measures equity investments with readily determinable fair value using the market approach based on the quoted prices in an active market. The carrying amounts of the bank loans approximate to their fair values due to the fact that the related interest rates approximate the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities. The Group measures its purchase consideration payable at fair value on a recurring basis. The fair value of purchase consideration payable is estimated by discounting cash flows using interest rates currently available for similar debts instruments of comparable maturities. The Group applies ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820") in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement. The carrying amounts of the remaining financial instruments approximate to their fair values because of their short-term maturities.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.



## NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for number of shares and per share data)

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

**Assets and liabilities measured at fair value on a recurring basis**

| | Total Fair Value RMB | Quoted prices in active markets for identical assets (Level 1) RMB | Significant other observable inputs (Level 2) RMB | Significant unobservable inputs (Level 3) RMB | Total losses for the period RMB |
|---|---|---|---|---|---|
| **As of December 31, 2022** | | | | | |
| Purchase consideration payable | (1,208,985) | – | (1,208,985) | – | (28,516) |
| Equity investments with readily determinable fair value | 44,808 | 44,808 | – | – | (22,683) |
| **As of June 30, 2023 (unaudited)** | | | | | |
| Purchase consideration payable | **(1,223,419)** | **–** | **(1,223,419)** | **–** | **(14,433)** |
| Payables for acquisition of non-controlling interests | **(400,372)** | **–** | **(400,372)** | **–** | **–** |
| Equity investments with readily determinable fair value | **38,127** | **38,127** | **–** | **–** | **(5,063)** |

**Assets and liabilities measured at fair value on a non-recurring basis**

| | Total Fair Value RMB | Quoted prices in active markets for identical assets (Level 1) RMB | Significant other observable inputs (Level 2) RMB | Significant unobservable inputs (Level 3) RMB | Total gains for the period RMB |
|---|---|---|---|---|---|
| **As of December 31, 2022** | | | | | |
| Equity investments accounted for using measurement alternative | 228,772 | – | – | 228,772 | 22,452 |
| **As of June 30, 2023 (unaudited)** | | | | | |
| Equity investments accounted for using measurement alternative | **230,348** | **–** | **–** | **230,348** | **–** |

The non-recurring fair value measurements to the carrying amount of equity investments accounted for using measurement alternative usually requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Group. These non-recurring fair value measurements were measured by using the observable transaction price and other unobservable inputs (level 3) as of the observable transaction dates.

# NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for number of shares and per share data)

## 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Accounts receivable and contract assets, net

The Group maintains an allowance for credit losses in accordance with ASC 326 *Credit Losses* ("ASC 326"), and records the allowance for credit losses as an offset to accounts receivable and contract assets, and the estimated credit losses charged to the allowance is classified as "General and administrative expenses" in the consolidated statements of comprehensive loss. The Group assesses collectability by reviewing accounts receivable and contract assets on a collective basis where similar characteristics exist and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the accounts receivable and contract assets balances, credit quality of the Group's customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group's ability to collect from customers.

### Segment reporting

In accordance with ASC 280-10, *Segment Reporting: Overall* ("ASC 280"), the Group's chief operating decision maker ("CODM") has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one operating segment. The Group does not distinguish between markets or segments for purposes of internal reporting. A majority of the Group's revenues were generated from the mainland China and a majority of the long-lived assets of the Group are located in the mainland China, and therefore, no geographical segments are presented.

### Revenue recognition

The Group applies the five-step model outlined in ASC 606, *Revenue from Contracts with Customers* ("ASC 606"), and accounts for a contract when it has approval and commitment from the customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.



## NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for number of shares and per share data)

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

**Revenue recognition** (Continued)

Revenue is allocated to each performance obligation based on its standalone selling price. The Group generally determines standalone selling prices based on observable prices. If the standalone selling price is not observable through past transactions, the Group estimates the standalone selling price based on multiple factors, including, but not limited to, historical discounting trends for services, gross margin objectives, internal costs, and industry technology lifecycles. Timing of revenue recognition may differ from the timing of invoicing to customers. For certain revenue contracts, customers are required to pay before the services are delivered to the customer. The Group recognizes a contract asset or a contract liability in the consolidated balance sheets, depending on the relationship between the entity's performance and the customer's payment. Contract liabilities represent the excess of payments received as compared to the consideration earned and are reflected in "accrued expenses and other liabilities" in the Group's consolidated balance sheets. Contract assets primarily relate to the Group's rights to consideration for work completed in relation to its services performed but not billed at the reporting date, and are reflected in "prepayments and other assets" in the Group's consolidated balance sheets. The contract assets are transferred to the receivables when the rights become unconditional. Using the practical expedient in ASC 606, the Group does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good or service to the customer and when the customer pays for that good or service will be one year or less. Pursuant to ASC 606-10-32-2A, the Group also elected to exclude sales taxes and other similar taxes from the measurement of the transaction price. Therefore, revenues are recognized net of value added taxes ("VAT") and surcharges.

#### *Public cloud services*

The Group provides integrated cloud-based services including cloud computing, storage and delivery. Substantially all of the Group's public cloud service revenue is recognized on a monthly basis based on utilization and duration. The nature of the Group's performance obligation is a single performance obligation under these contracts to stand ready to provide an unspecified quantity of integrated cloud-based services each day throughout the contract period. The Group uses monthly utilization records, an output measure, to recognize revenue over time as it most faithfully depicts the simultaneous consumption and delivery of services. At the end of each month, the transaction consideration is fixed based on utilization records and no variable consideration exists.

The Group also generates public cloud service revenue from prepaid subscription packages, which are recognized ratably over the fixed subscription period.



## NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for number of shares and per share data)

2.　**SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

**Revenue recognition** (Continued)

*Enterprise cloud services*

The Group provides comprehensive customized cloud-based and enterprise digital solutions, which are typically completed within twelve months ("Solutions"). The components within the Solutions are not distinct within the context of the contract because they are considered highly interdependent and the customer can only benefit from these components in conjunction with one another as a two-way dependency exists. In connections with Solutions, the Group also provides post-delivery maintenance and upgrade services that are mainly technical support services performed by the Group's technical support team. Therefore, the arrangement has three performance obligations, the Solutions, maintenance and upgrades. Revenue allocated to the Solutions and upgrades, is recognized at a point in time only upon customer acceptance of the Solutions and upon delivery of the specified upgrade, respectively. Revenue allocated to maintenance is recognized over time because the customer simultaneously receives and consumes the benefits as the Group performs throughout a fixed term. Revenue allocated to maintenance and upgrades during the periods presented was immaterial.

The Group also provides enterprise digital services. The series of enterprise digital services are substantially the same from day to day, and each day of the service is considered to be distinct and separately identifiable as it benefits the customer daily. Further, the uncertainty related to the service consideration is resolved on a daily basis as the Group satisfies its obligation to perform enterprise digital service daily with enforceable right to payment for performance completed to date. Thus, revenue is recognized as service is performed and the customer simultaneously receives and consumes the benefits from the service daily.



## NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for number of shares and per share data)

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

#### Recent accounting pronouncements

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those applied in the preparation of the Group's annual consolidated financial statements for the year ended December 31, 2022, except for the adoption of the following new and revised U.S. GAAP for the first time.

| | |
|---|---|
| ASU 2022-05 | Financial Services – Insurance (Topic 944): Transition for Sold Contracts |
| ASU 2022-04 | Liabilities – Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations |
| ASU 2022-02 | Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures |
| ASU 2022-01 | Derivatives and Hedging (Topic 815): Fair Value Hedging – Portfolio Layer Method |
| ASU 2021-08 | Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers |
| ASU 2018-12 | Financial Services – Insurance (Topic 944): Targeted Improvements to the Accounting for Long-Duration Contracts |

The new and revised standards did not have any significant impact on the Group's unaudited interim condensed consolidated financial statements.

### 3. CONCENTRATION OF RISKS

#### Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and contract assets. The Group expects that there is no significant credit risk associated with cash and cash equivalents, restricted cash and short-term investments, which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, the VIEs and the subsidiaries of VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

Accounts receivable and contract assets are typically unsecured and are derived from revenues earned from reputable customers. As of December 31, 2022 and June 30, 2023, the Group had one customer accounted for more than 10% of the total accounts receivable balances. As of December 31, 2022 and June 30, 2023, the Group had two customers, with contract assets balances exceeding 10% of the total contract assets balances. The risks with respect to accounts receivable and contract assets are mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

## NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for number of shares and per share data)

### 4. REVENUES, OTHER LOSS, NET AND OTHER INCOME, NET

The following table presents the Group's revenues from contracts with customers disaggregated by material revenue category:

| | For the six months ended June 30 | | |
| --- | ---: | ---: | ---: |
| | 2022<br>RMB | 2023<br>RMB<br>(unaudited) | 2023<br>US$<br>(unaudited) |
| Public cloud services recognized over time | 2,669,951 | 2,313,183 | 319,003 |
| Enterprise cloud services: | | | |
| Recognized at a point in time | 351,374 | 371,724 | 51,263 |
| Recognized over time | 1,057,709 | 1,013,428 | 139,758 |
| | 1,409,083 | 1,385,152 | 191,021 |
| Others: | | | |
| Recognized over time | 1,273 | 1,468 | 202 |
| | 4,080,307 | 3,699,803 | 510,226 |

The transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as of June 30, 2023 are primarily related to enterprise cloud services, which are as follows:

| | RMB<br>(unaudited) | US$<br>(unaudited) |
| --- | ---: | ---: |
| Within one year | 23,314 | 3,215 |
| More than one year | 39,054 | 5,386 |
| Total | 62,368 | 8,601 |

### Contract Balances

Contract liabilities relate to contracts where the Group received payments but has not yet satisfied the related performance obligations. The advance consideration received from customers for the services is a contract liability until services are provided to the customer.

| | For the six months ended June 30 | | |
| --- | ---: | ---: | ---: |
| | 2022<br>RMB | 2023<br>RMB<br>(unaudited) | 2023<br>US$<br>(unaudited) |
| Revenue recognized from amounts included in contract liabilities at the beginning of the period | 139,661 | 200,006 | 27,582 |

## NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for number of shares and per share data)

**4.   REVENUES, OTHER LOSS, NET AND OTHER INCOME, NET** (Continued)

**Contract Balances** (Continued)

The following table presents the Group's other loss, net:

| | For the six months ended June 30 | | |
|---|---|---|---|
| | 2022<br>*RMB* | **2023**<br>***RMB***<br>**(unaudited)** | **2023**<br>***US$***<br>**(unaudited)** |
| Gross unrealized loss (including impairment)<br>   on equity investments held | (13,825) | **(5,063)** | **(698)** |
| Share of losses from equity method investments | – | **(291)** | **(40)** |
| Net realized loss on equity investments sold | (123) | **–** | **–** |
| Changes in fair value of purchase consideration<br>   in a business acquisition | (14,018) | **(14,433)** | **(1,991)** |
| | (27,966) | **(19,787)** | **(2,729)** |

The following table presents the Group's other income, net:

| | For the six months ended June 30 | | |
|---|---|---|---|
| | 2022<br>*RMB* | **2023**<br>***RMB***<br>**(unaudited)** | **2023**<br>***US$***<br>**(unaudited)** |
| Government grants | 23,895 | **69,240** | **9,549** |
| Income from ADS Reimbursement *(Note 9)* | 5,056 | **5,351** | **738** |
| Value added tax transferred out | (6,291) | **(16,894)** | **(2,330)** |
| Gain on disposal of property and equipment | 3,276 | **–** | **–** |
| Others | (5,935) | **(7,630)** | **(1,052)** |
| | 20,001 | **50,067** | **6,905** |



## NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for number of shares and per share data)

### 5. ACCOUNTS RECEIVABLE, NET

| | As at | | |
| --- | --- | --- | --- |
| | December 31, 2022 RMB | June 30, 2023 RMB (unaudited) | June 30, 2023 US$ (unaudited) |
| Accounts receivable | 2,450,392 | 2,126,140 | 293,208 |
| Allowance for credit losses | (47,962) | (77,813) | (10,731) |
| Accounts receivable, net | 2,402,430 | 2,048,327 | 282,477 |

An ageing analysis of the trade receivables as at December 31, 2022 and June 30, 2023, based on the past due date and net of provisions, is as follows:

| | As at | | |
| --- | --- | --- | --- |
| | December 31, 2022 RMB | June 30, 2023 RMB (unaudited) | June 30, 2023 US$ (unaudited) |
| Not yet due | 1,251,755 | 1,048,588 | 144,607 |
| Within 3 months | 280,758 | 324,819 | 44,795 |
| Between 4 months and 6 months | 230,713 | 183,350 | 25,285 |
| Between 7 months and 1 year | 347,697 | 267,393 | 36,875 |
| More than 1 year | 291,507 | 224,177 | 30,915 |
| Accounts receivable, net | 2,402,430 | 2,048,327 | 282,477 |

The movements of the allowance for credit losses were as follows:

| | For the six months ended June 30 | | |
| --- | --- | --- | --- |
| | 2022 RMB | 2023 RMB (unaudited) | 2023 US$ (unaudited) |
| Balance at beginning of the period | 32,265 | 47,962 | 6,614 |
| Provision for expected credit losses | 140,926 | 314,749 | 43,406 |
| Write-offs charged against the allowance | (117,645) | (257,109) | (35,457) |
| Recoveries during the period | (13,490) | (27,789) | (3,832) |
| Balance at end of the period | 42,056 | 77,813 | 10,731 |

## NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for number of shares and per share data)

### 6. PREPAYMENTS AND OTHER ASSETS

| | | As at | |
|---|---|---|---|
| | December 31, 2022 *RMB* | June 30, 2023 **RMB** **(unaudited)** | June 30, 2023 **US$** **(unaudited)** |
| **Current portion:** | | | |
| Prepayments to suppliers | 194,796 | **232,313** | **32,037** |
| Contract costs* | 133,084 | **160,008** | **22,066** |
| Contract assets, net** | 488,226 | **509,335** | **70,241** |
| VAT prepayments | 678,847 | **658,682** | **90,836** |
| Interest receivable | 21,955 | **16,490** | **2,274** |
| Individual income tax receivable*** *(Note 9)* | 3,742 | **17,171** | **2,368** |
| Others | 91,372 | **101,583** | **14,010** |
| | 1,612,022 | **1,695,582** | **233,832** |
| **Non-current portion:** | | | |
| Prepayments for electronic equipment | 19,211 | **17,226** | **2,376** |
| Others | 2,052 | **5,034** | **694** |
| | 21,263 | **22,260** | **3,070** |

\* Represents costs incurred in advance of revenue recognition arising from direct and incremental costs related to enterprise cloud services provided. Such contract costs are recognized as cost of revenue upon the recognition of the related revenues.

\*\* Represents the Group's rights to consideration for work completed in relation to its services performed but not billed at the end of respective periods. The allowance for credit losses on contract assets were RMB21,453 and RMB27,849 (US$3,841) as of December 31, 2022 and June 30, 2023, respectively. The amounts charged to expenses for credit losses on contract assets were RMB19,862 and RMB6,396 (US$882), and write-offs charged against the allowance were RMB nil and RMB nil (US$ nil), respectively, for the six months ended June 30, 2022 and June 30, 2023.

\*\*\* Represents amounts due from certain employees related to their individual income taxes ("IIT") arising from exercise and vesting of share-based awards.



## NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for number of shares and per share data)

### 7. PROPERTY AND EQUIPMENT, NET

During the six months ended June 30, 2022 and June 30, 2023, the Group acquired assets at a cost of RMB466,551 and RMB223,845 (US$30,870), respectively.

During the six months ended June 30, 2022 and June 30, 2023, an impairment loss of RMB nil and RMB185,135 (US$25,531) was recognized, respectively. The use of estimate related to the impairment of long-lived assets was disclosed in Note 2.

### 8. ACCOUNTS PAYABLE

An ageing analysis of the accounts payable as at December 31, 2022 and June 30, 2023, based on the invoice date, is as follows:

| | As at | | |
|---|---|---|---|
| | December 31, 2022 RMB | June 30, 2023 RMB (unaudited) | June 30, 2023 US$ (unaudited) |
| Within 3 months | 957,211 | 857,041 | 118,191 |
| Between 4 months and 1 year | 571,049 | 522,051 | 71,994 |
| More than 1 year | 773,698 | 821,627 | 113,308 |
| | 2,301,958 | 2,200,719 | 303,493 |

## NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for number of shares and per share data)

### 9. ACCRUED EXPENSES AND OTHER LIABILITIES

| | | As at | |
| --- | --- | --- | --- |
| | December 31, 2022 *RMB* | June 30, 2023 *RMB* (unaudited) | June 30, 2023 *US$* (unaudited) |
| **Current portion:** | | | |
| Customer advances* | 411,467 | **348,998** | **48,129** |
| Salary and welfare payable | 671,124 | **627,421** | **86,525** |
| Purchase of property and equipment | 120,530 | **146,918** | **20,261** |
| Accrued expenses | 188,533 | **173,229** | **23,889** |
| Other tax and surcharges payable | 110,242 | **83,212** | **11,475** |
| Deferred government grants** | 17,257 | **14,767** | **2,036** |
| Purchase consideration payable*** | 1,208,985 | **1,223,419** | **168,718** |
| Payables for acquisition of non-controlling interests**** | – | **250,000** | **34,477** |
| Individual income tax payable***** *(Note 6)* | 3,742 | **17,171** | **2,368** |
| Others****** | 98,946 | **108,871** | **15,014** |
| | 2,830,826 | **2,994,006** | **412,892** |
| | | | |
| **Non-current portion:** | | | |
| Deferred government grants** | 104,156 | **98,663** | **13,606** |
| Payables for acquisition of non-controlling interests**** | – | **150,372** | **20,737** |
| Finance lease liabilities | 180,815 | **258,513** | **35,651** |
| Others****** | 85,560 | **83,496** | **11,515** |
| | 370,531 | **591,044** | **81,509** |

\*       The amount represents contract liabilities for the rendering of services. The decrease in customer advances as at June 30, 2023 is a result of the decrease in consideration received from the Group's customers.

\*\*      The amount primarily represents government subsidies for constructions of a data center in mainland China.

\*\*\*     The amount represents the remaining purchase consideration related to the acquisition of equity interests in Camelot Employee Scheme INC. ("CES") on September 3, 2021.

\*\*\*\*    In April 2023, the Group acquired an aggregate of 9.50% of equity interests in Camelot Technology Co., Ltd. ("Camelot Technology"), a subsidiary of CES, for a total cash consideration of RMB456,000. The amount represents the remaining purchase consideration related to the acquisition of non-controlling interests.

\*\*\*\*\*Represents IIT payable to the tax bureau on behalf of certain employees related to their exercise and vesting of share-based awards.

\*\*\*\*\*\*In July 2020, the Company received a reimbursement of US$7,469 (equivalent to RMB54,160) from the depository for the establishment and maintenance of the ADS program ("ADS Reimbursement"). As of December 31, 2022, and June 30, 2023, RMB10,762 and RMB11,166 (US$1,540) were included in the current portion, and RMB14,350 and RMB9,305 (US$1,283) were included in the non-current portion of accrued expenses and other liabilities, respectively. The ADS Reimbursement will be released to the consolidated statements of comprehensive loss in equal amounts over the ADS program term.

# NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for number of shares and per share data)

## 10. LOANS

### Bank loans

As of December 31, 2022 and June 30, 2023, the Group had a total of RMB909,500 and RMB989,331 (US$136,435) of short-term bank loans, respectively. Short-term bank loans are unsecured, and the weighted average interest rates as of December 31, 2022 and June 30, 2023 were 4.16% and 3.89%, respectively.

There are no commitment fees and conditions under which lines may be withdrawn associated with the Group's unused facilities.

### Related party loans

| | As at December 31 | As at June 30 | |
| --- | --- | --- | --- |
| | 2022 RMB | 2023 RMB (unaudited) | 2023 US$ (unaudited) |
| **Current:** | | | |
| Xiaomi Group* | 340,129 | **340,129** | **46,906** |
| | 340,129 | **340,129** | **46,906** |
| **Non-current:** | | | |
| Xiaomi Group * | 413,464 | **260,390** | **35,909** |
| | 413,464 | **260,390** | **35,909** |
| | 753,593 | **600,519** | **82,815** |

\*     During 2021 and 2022, the Group entered into several loan agreements with a fixed annual interest rate of 4.36% and 3.98% with Xiaomi Group which are secured by the Group's electronic equipment, respectively. The carrying amount of the electronic equipment pledged was RMB585,005 and RMB362,084 (US$49,934) as of December 31, 2022 and June 30, 2023, respectively.

As of June 30, 2023, the loans, based on the contractual undiscounted payments, will be repaid according to the following schedule:

| | As at | |
| --- | --- | --- |
| | June 30, 2023 RMB (unaudited) | June 30, 2023 US$ (unaudited) |
| Remaining six months of 2023 | 673,611 | 92,895 |
| 2024 | 813,260 | 112,154 |
| 2025 | 81,500 | 11,239 |
| 2026 | 61,125 | 8,430 |
| | 1,629,496 | 224,718 |

## NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for number of shares and per share data)

### 11. SHARE-BASED PAYMENTS

During the six months ended June 30, 2023, the Board of Directors approved the grants of 3,628,307 awards to employees under the 2021 Share Award Scheme. The share-based awards are accounted for as equity awards, and generally contain service vesting conditions and generally vest over a period from two to five years.

**Fair value of share awards**

The fair value of share awards was determined based on the market value of Company's shares at the grant date. The fair value of the share awards granted are as follows:

|  | For the six months ended June 30 | |
| --- | --- | --- |
|  | 2022 | **2023 (unaudited)** |
| Fair value of share awards at grant dates | US$0.25-US$0.73 | US$0.44 |

Share based compensation expense for the six months ended June 30, 2022 and 2023 was RMB206,739 and RMB43,106 (US$5,945), respectively.

### 12. TAXATION

**Enterprise income tax**

*Cayman Islands*

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains.

*Hong Kong*

The subsidiaries incorporated in Hong Kong are subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the period presented, the Group did not make any provisions for Hong Kong profit tax as the Group did not generate any assessable profits arising in Hong Kong at the end of each reporting period. Under the Hong Kong tax law, the subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

## NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for number of shares and per share data)

### 12. TAXATION (Continued)

**Enterprise income tax** (Continued)

*Mainland China*

The Group's mainland China entities are subject to the statutory income tax rate of 25%, in accordance with the Enterprise Income Tax law (the "EIT Law"), which was effective since January 1, 2008. Certain subsidiaries of the Group being qualified as a High New Technology Enterprise ("HNTE") are entitled to the preferential income tax rate of 15%. Dividends, interests, rent or royalties payable by the Group's mainland China entities to non-resident enterprises, and proceeds from any such non-resident enterprise investor's disposition of assets (after deducting the net value of such assets) shall be subject to 10% EIT, namely withholding tax, unless the respective non-resident enterprise's jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

Loss before income taxes consists of:

|  | For the six months ended June 30 | | |
| --- | --- | --- | --- |
|  | 2022<br>RMB | 2023<br>RMB<br>(unaudited) | 2023<br>US$<br>(unaudited) |
| Mainland China | (1,424,355) | (1,096,591) | (151,227) |
| Non-Mainland China | 53,918 | (4,131) | (571) |
|  | (1,370,437) | (1,100,722) | (151,798) |

The current and deferred components of income tax expense appearing in the unaudited interim consolidated statements of comprehensive loss are as follows:

|  | For the six months ended June 30 | | |
| --- | --- | --- | --- |
|  | 2022<br>RMB | 2023<br>RMB<br>(unaudited) | 2023<br>US$<br>(unaudited) |
| Current income tax expense | 17,431 | 26,340 | 3,633 |
| Deferred income tax benefit | (22,584) | (19,969) | (2,754) |
| Income tax expense (benefit) | (5,153) | 6,371 | 879 |

## NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for number of shares and per share data)

### 13. LOSS PER SHARE

Basic and diluted loss per share for the periods presented are calculated as follows:

| | For the six months ended June 30 | | |
|---|---|---|---|
| | 2022 RMB | **2023 RMB (unaudited)** | **2023 US$ (unaudited)** |
| **Numerator:** | | | |
| Net loss attributable to ordinary shareholders – basic and diluted | (1,356,246) | **(1,106,333)** | **(152,572)** |
| **Denominator:** | | | |
| Weighted average number of ordinary shares outstanding – basic and diluted | 3,651,473,415 | **3,547,111,168** | **3,547,111,168** |
| Basic and diluted loss per share | (0.37) | **(0.31)** | **(0.04)** |

The effects of all options and awarded shares were excluded from the computation of diluted loss per share for the periods as their effects would be anti-dilutive.

### 14. RELATED PARTY TRANSACTIONS

#### a) Related Parties

| Name of related parties | Relationship with the Group |
|---|---|
| Kingsoft Corporation Limited ("Kingsoft") and its subsidiaries ("Kingsoft Group") | Principal shareholder of the Company |
| Xiaomi Corporation and its subsidiaries ("Xiaomi Group") | Entities controlled by a director of the Company |



## NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for number of shares and per share data)

### 14. RELATED PARTY TRANSACTIONS (Continued)

b) **The Group had the following related party transactions:**

| | For the six months ended June 30 | | |
|---|---|---|---|
| | 2022<br>*RMB* | **2023**<br>***RMB***<br>**(unaudited)** | **2023**<br>***US$***<br>**(unaudited)** |
| Revenues: | | | |
| Public cloud services provided to Xiaomi Group | 435,114 | **379,893** | **52,390** |
| Public cloud services provided to Kingsoft Group | 93,801 | **99,386** | **13,706** |
| Enterprise cloud services provided to Xiaomi Group | 30,241 | **57,786** | **7,969** |
| Enterprise cloud services provided to Kingsoft Group | 4,466 | **9,281** | **1,280** |
| | 563,622 | **546,346** | **75,345** |
| | | | |
| Purchase of devices from Xiaomi Group | 58 | **58** | **8** |
| Interest expense on loan due to Xiaomi Group | 38,423 | **21,708** | **2,994** |
| Interest expense on loan due to Kingsoft Group | 11,690 | **–** | **–** |
| Rental of building from Xiaomi Group* | 23,603 | **18,661** | **2,573** |
| Rental of office space and administrative services from Kingsoft Group | 7,955 | **6,198** | **855** |
| | 81,729 | **46,625** | **6,430** |

\*    The Group entered into agreements to lease a building and office space from Xiaomi Group. As of December 31, 2022 and June 30, 2023, the related operating lease right-of-use assets amounted to RMB167,697 and RMB125,272 (US$17,276) and operating lease liabilities amounted to RMB224,346 and RMB145,292 (US$20,037), respectively.

## NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for number of shares and per share data)

### 14. RELATED PARTY TRANSACTIONS (Continued)

c) **The Group had the following related party balances at the end of the periods:**

| | As at | | |
|---|---|---|---|
| | December 31, 2022 RMB | June 30, 2023 RMB (unaudited) | June 30, 2023 US$ (unaudited) |
| **Amounts due from related parties:** | | | |
| Trade related: | | | |
| Xiaomi Group | 200,577 | **237,631** | **32,771** |
| Kingsoft Group | 34,550 | **50,677** | **6,989** |
| Others | 6,268 | **2,120** | **292** |
| | | | |
| Non-trade related: | | | |
| Kingsoft Group | 10,868 | **11,095** | **1,530** |
| | 252,263 | **301,523** | **41,582** |
| | | | |
| **Amounts due to related parties:** | | | |
| Trade related: | | | |
| Kingsoft Group | 14,069 | **13,606** | **1,876** |
| Xiaomi Group | 44,245 | **44,621** | **6,154** |
| | | | |
| Non-trade related: | | | |
| Kingsoft Group | 29,284 | **29,284** | **4,038** |
| Xiaomi Group* | 753,593 | **600,519** | **82,815** |
| | 841,191 | **688,030** | **94,883** |

\*    Amounts included related party loans as disclosed in Note 10.

All the balances with related parties except for the loans from Xiaomi Group were unsecured. All outstanding balances except for loans from Xiaomi Group is repayable on demand unless otherwise disclosed. The credit losses for the amount due from related parties were immaterial for the periods presented.

## NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for number of shares and per share data)

### 15. COMMITMENTS AND CONTINGENCIES

#### Capital expenditure commitments

The Group has commitments for the construction of a data center of RMB20,192 (US$2,785) as at June 30, 2023, which are scheduled to be paid within one year.

#### Other commitments

On May 30, 2023, the Group entered into one non-cancelable one-year internet data center service agreement pursuant to which the Group has total contractual minimum purchase commitments amounting to RMB550,000 (US$75,848). As of June 30, 2023, the remaining purchase commitment is RMB497,398 (US$68,594).

#### Contingencies

The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group's business, financial position or results of operations.

### 16. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

|  | *RMB* |
|---|---|
| Balance as of January 1, 2022 | (207,882) |
| Foreign currency translation adjustments, net of tax of nil | 382,981 |
| Balance as of June 30, 2022 | 175,099 |
| Balance as of January 1, 2023 | **453,074** |
| Foreign currency translation adjustments, net of tax of nil | **208,796** |
| Balance as of June 30, 2023 (unaudited) | **661,870** |
| Balance as of June 30, 2023, in US$ (unaudited) | **91,276** |

There have been no reclassifications out of accumulated other comprehensive income (loss) to net loss for the periods presented.

# NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for number of shares and per share data)

## 17. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The unaudited interim condensed financial statements is prepared in accordance with U.S. GAAP, which differs in certain respects from International Financial Reporting Standards ("IFRSs"). The effects of material differences between the unaudited interim condensed financial statements of the Group prepared under U.S. GAAP and IFRSs are as follows:

| | For the six months ended June 30, 2022 | | | | | | |
|---|---|---|---|---|---|---|---|
| | | IFRSs adjustments | | | | | |
| | Amounts under US GAAP *RMB* | Preferred Shares *(Note (i))* *RMB* | Operating leases *(Note (ii))* *RMB* | Equity investments *(Note (iii))* *RMB* | Share-based compensation *(Note (iv))* *RMB* | Issuance costs *(Note (v))* *RMB* | Amounts under IFRSs *RMB* |
| Cost of revenues | (3,935,145) | – | 1,899 | – | (60) | – | (3,933,306) |
| Selling and marketing expenses | (290,615) | – | – | – | (1,446) | – | (292,061) |
| General and administrative expenses | (471,836) | – | 2,993 | – | 4,823 | (21,273) | (485,293) |
| Research and development expenses | (467,579) | – | – | – | 1,574 | – | (466,005) |
| Interest expense | (68,273) | – | (6,583) | – | – | – | (74,856) |
| Other loss, net/Share of profit and loss of joint ventures and associates | (27,966) | – | – | (9,310) | – | – | (37,276) |
| (Loss) income before income taxes | (1,370,437) | – | (1,691) | (9,310) | 4,891 | (21,273) | (1,397,820) |
| Net (loss) income | (1,365,284) | – | (1,691) | (9,310) | 4,891 | (21,273) | (1,392,667) |
| Net (loss) income attributable to ordinary shareholders | (1,356,246) | – | (1,691) | (9,310) | 4,891 | (21,273) | (1,383,629) |
| Other comprehensive (loss) income, net of tax of nil | | | | | | | |
| – Foreign current translation adjustments | 382,625 | – | (6) | – | – | (589) | 382,030 |



## NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for number of shares and per share data)

### 17. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

| | Amounts under U.S. GAAP RMB | For the six months ended June 30, 2023 | | | | | Amounts under IFRSs RMB |
|---|---|---|---|---|---|---|---|
| | | IFRSs adjustments | | | | | |
| | | Preferred Shares (Note (i)) RMB | Operating leases (Note (ii)) RMB | Equity investments (Note (iii)) RMB | Share-based compensation (Note (iv)) RMB | Issuance costs (Note (v)) RMB | |
| (Unaudited) | | | | | | | |
| Cost of revenues | (3,299,012) | – | 1,899 | – | 125 | – | (3,296,988) |
| Selling and marketing expenses | (217,306) | – | – | – | (4,313) | – | (221,619) |
| General and administrative expenses | (735,177) | – | 5,755 | – | 4,021 | – | (725,401) |
| Research and development expenses | (409,290) | – | – | – | 884 | – | (408,406) |
| Interest expense | (58,234) | – | (5,141) | – | – | – | (63,375) |
| Other loss, net/Share of profit and loss of joint ventures and associates | (19,787) | – | – | (7,455) | – | – | (27,242) |
| (Loss) income before income taxes | (1,100,722) | – | 2,513 | (7,455) | 717 | – | (1,104,947) |
| Net (loss) income | (1,107,093) | – | 2,513 | (7,455) | 717 | – | (1,111,318) |
| Net (loss) income attributable to ordinary shareholders | (1,106,333) | – | 2,513 | (7,455) | 717 | – | (1,110,558) |
| Other comprehensive (loss) income, net of tax of nil – Foreign currency translation adjustments | 208,781 | – | (5) | – | – | – | 208,776 |

| | Amounts under U.S. GAAP RMB | As at June 30, 2023 | | | | | Amounts under IFRSs RMB |
|---|---|---|---|---|---|---|---|
| | | IFRSs adjustments | | | | | |
| | | Preferred Shares (Note (i)) RMB | Operating leases (Note (ii)) RMB | Equity investments (Note (iii)) RMB | Share-based compensation (Note (iv)) RMB | Issuance costs (Note (v)) RMB | |
| (Unaudited) | | | | | | | |
| Property and equipment, net | 1,681,361 | – | 1,341 | – | – | – | 1,682,702 |
| Equity investments/Financial assets at fair value through profit or loss | 277,984 | – | – | (94,197) | – | – | 183,787 |
| Operating lease right-of-use assets | 173,910 | – | (13,326) | – | – | – | 160,584 |
| Total assets | 16,133,874 | – | (11,985) | (94,197) | – | – | 16,027,692 |
| Additional paid-in capital/Reserve | 18,677,487 | 2,236,919 | – | – | (70,862) | 21,205 | 20,864,749 |
| Accumulated deficit | (11,208,569) | (1,700,368) | (11,980) | (94,197) | 70,862 | (20,665) | (12,964,917) |
| Accumulated other comprehensive income (loss) | 661,870 | (536,551) | (5) | – | – | (540) | 124,774 |
| Total equity | 8,288,768 | – | (11,985) | (94,197) | – | – | 8,182,586 |

# NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for number of shares and per share data)

## 17. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

*Notes:*

(i)     Preferred Shares

Under U.S. GAAP, SEC guidance provides for mezzanine-equity (temporary equity) category for financial instruments that are not mandatorily redeemable in addition to the financial liability and permanent equity categories. The Company classified the convertible preferred shares and redeemable convertible preferred shares as mezzanine equity in the condensed consolidated balance sheets, net of issuance costs, and recognized accretion to the respective redemption value.

Under IFRSs, the redeemable convertible preferred shares are split and accounted for as follows: (i) financial liability stated at amortized cost for the host financial liability; (ii) derivative financial liability measured at fair value with changes in fair value through profit or loss for the conversion rights; and (iii) the residual amount recorded in equity.

Upon completion of the Company's IPO on NASDAQ in 2020, the redeemable convertible preferred shares were automatically converted into ordinary shares and reclassed from mezzanine-equity to ordinary shares and additional paid-in capital under US GAAP. While under IFRSs, fair value change of liability portion of the redeemable convertible preferred shares was recorded in the accumulated deficit, resulting in the differences related to preferred shares between U.S. GAAP and IFRSs.

(ii)    Operating leases

Under U.S. GAAP, the Group adopted ASC 842 from January 1, 2020, while under IFRSs, the Group adopted IFRS 16 from January 1, 2019. Accordingly, the reconciliation represents timing difference in the operating leases to reflect the effect of adoption of IFRS 16 in the year ended December 31, 2019.

Under ASC 842, the Group remeasures lease liabilities for operating leases at the present value of the remaining lease payments, while right-of-use assets are remeasured at the amount of the lease liability, adjusted for the remaining balance of any lease incentives received, cumulative prepaid or accrued rents, unamortized initial direct costs and any impairment. This treatment under U.S. GAAP results in straight line expense being incurred over the lease term.

Under IFRS 16, the amortization of right-of-use assets is on a straight-line basis while interest expenses related to lease liabilities are measured on the basis that the lease liabilities are measured at amortized cost, which would generally result in more expense recorded in the earlier years of the lease.

(iii)   Equity investments

Equity investments primarily comprise of investments that are not in-substance common stock. Under U.S. GAAP, if such investments do not have readily determinable fair value and do not qualify for the existing practical expedient in ASC 820 to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative to measure all its investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

Under IFRSs, investments over which the Group is in a position to exercise significant influence or has joint control are stated in the condensed consolidated balance sheets at the Group's share of net assets under the equity method of accounting, less any impairment losses.

# NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for number of shares and per share data)

## 17. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

*Notes: (continued)*

(iv) Share-based compensation

Under U.S. GAAP, the Group elected to account for forfeitures as they occur.

Under IFRSs, the share-based compensation expenses for the share options and restricted share units that have satisfied the service condition are recorded with the likelihood of the conditions being met and assessed as part of the Group's best estimate of the number of equity instruments that will ultimately vest.

Under U.S. GAAP, the service inception date usually is the grant date, but may precede the grant date only if (1) an award is authorized, (2) service begins before a mutual understanding of the key terms and conditions of a share-based payment award is reached, and (3) either (a) the award's terms do not include a substantive future requisite service condition that exists at the grant date or (b) the award contains a market or performance condition that if not satisfied during the service period preceding the grant date and following the inception of the arrangement results in forfeiture of the award.

Under IFRSs, the service inception date usually is the grant date, but may precede the grant date if services are received prior to the grant date. In this situation, the Group estimated the grant date fair value of the equity instruments to recognize the services received during the period between the service inception date and the grant date, and revised the earlier estimate once the grant date has been established so that the amounts recognized for services received are ultimately based on the grant date fair value of the equity instruments.

(v) Issuance costs

Under U.S. GAAP, specific incremental issuance costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds from the offering.

Under IFRSs, such issuance costs apply different criteria for capitalization when the listing involves both existing shares and a concurrent issuance of new shares of the Company in the capital market, and are allocated proportionately between the existing and new shares. As a result, the Group recorded issuance costs associated with the listing of existing shares in profit or loss.



## NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for number of shares and per share data)

18. **DIVIDENDS**

No dividend was declared by the Company during the six months ended June 30, 2022 and 2023.

19. **SUBSEQUENT EVENT**

The Company completed the acquisition of 100% equity interests in CES, which legally held 79.53% equity interests in Camelot Technology and its subsidiaries (collectively referred to as "Camelot") in September 2021. Among the total purchase consideration for the acquisition, cash consideration of RMB260,855 and equity consideration of RMB962,564, which were originally scheduled to be paid on June 30, 2023 to certain selling shareholders of CES (the "Payees"), remained outstanding as of June 30, 2023 (collectively, the "Camelot Aggregate Outstanding Consideration"). As of August 25, 2023, the Company entered into supplementary agreements (the "Supplementary Agreements") with certain Payees, to adjust the settlement timing and method of the Camelot Aggregate Outstanding Consideration. Pursuant to the Supplementary Agreements, approximately 71.2% of the Camelot Aggregate Outstanding Consideration, are expected to be settled by way of a combination of: (i) one-off cash payments, with respect only to the cash consideration portion of the Camelot Aggregate Outstanding Consideration, and (ii) cash installments to be paid off by August 31, 2025, in lieu of the one-off share payments, with respect only to the equity consideration portion of the Camelot Aggregate Outstanding Consideration. The Company is still in the process of negotiating with the remaining Payees in relation to, among other things, the settlement timing and method regarding the remaining portion of the Camelot Aggregate Outstanding Consideration.



# Definitions

| | |
|---|---|
| "ADS(s)" | American Depositary Shares, each representing 15 Shares |
| "Audit Committee" | the audit committee of the Board |
| "Board" | the board of Directors |
| "Chief Executive Officer" or "CEO" | the chief executive officer of our Company |
| "China" or "PRC" | the People's Republic of China, and for the purposes of this report only, except where the context requires otherwise, excluding the Hong Kong Special Administrative Region, the Macao Special Administrative Region of the People's Republic of China and Taiwan |
| "Company", "our Company" or "the Company" | Kingsoft Cloud Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on January 3, 2012 |
| "Compensation Committee" | the compensation committee of the Board |
| "Consolidated Affiliated Entity(ies)" | entities the Group control wholly or partly through the contractual arrangements, the financial results of which are consolidated into our consolidated financial statements as if they were our subsidiaries |
| "controlling shareholder" | has the meaning ascribed to it under the Listing Rules |
| "Corporate Governance Code" | The Corporate Governance Code set out in Appendix 14 of the Listing Rules |
| "Corporate Governance Committee" | the corporate governance committee of the Board |
| "Director(s)" | the director(s) of the Company |
| "Depositary" | The Bank of New York Mellon, the depositary for our ADSs program |
| "GAAP" | generally accepted accounting principles |
| "Group", "we" or "us" | our Company, its subsidiaries and the Consolidated Affiliated Entities from time to time or, where the context so requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries and Consolidated Affiliated Entities, such subsidiaries and Consolidated Affiliated Entities as if they were subsidiaries and Consolidated Affiliated Entities of our Company at the relevant time |

# Definitions

| | |
|---|---|
| "Hong Kong" | the Hong Kong Special Administrative Region of the People's Republic of China |
| "HK$" | Hong Kong dollars, the lawful currency of Hong Kong |
| "Kingsoft Corporation" | Kingsoft Corporation Limited, an exempted limited liability company incorporated in the British Virgin Islands on March 20, 1998 and discontinued in the British Virgin Islands and continued into the Cayman Islands on November 15, 2005, with its shares listed on the Stock Exchange (stock code: 03888), and the controlling shareholder of the Company within the meaning of the Listing Rules |
| "Kingsoft Group" | Kingsoft Corporation and its subsidiaries (excluding the Group) |
| "Latest Practicable Date" | September 11, 2023, being the latest practicable date prior to the bulk printing and publication of this report |
| "Listing" | the listing of the Shares on the Main Board of the Hong Kong Stock Exchange |
| "Listing Date" | December 30, 2022, the date on which the Shares were listed and on which dealings in the Shares were to be first permitted to take place on the Hong Kong Stock Exchange |
| "Listing Document" | the listing document of the Company dated December 23, 2022 |
| "Listing Rules" | the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time |
| "Main Board" | the stock exchange (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operates in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange |
| "Model Code" | the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules |
| "Nasdaq" | the Nasdaq Global Select Market |
| "Nomination Committee" | the nomination committee of the Board |



# Definitions

| | |
|---|---|
| "R&D" | research and development |
| "Reporting Period" | the six months ended June 30, 2023 |
| "RMB" or "Renminbi" | Renminbi, the lawful currency of China |
| "RSU(s)" | restricted Share unit(s) |
| "SFO" | Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time |
| "Shareholder(s)" | holder(s) of the Share(s) |
| "Share(s)" | ordinary share(s) in the share capital of the Company with a par value of US$0.001 each |
| "Stock Exchange" or "Hong Kong Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "subsidiary" or "subsidiaries" | has the meaning ascribed to it in section 15 of the Companies Ordinance |
| "substantial shareholder(s)" | has the meaning ascribed to it in the Listing Rules |
| "United States", "U.S." or "US" | United States of America, its territories, its possessions and all areas subject to its jurisdiction |
| "USD", "US dollars", "U.S. dollars" or "US$" | United States dollars, the lawful currency of the United States |
| "U.S. GAAP" | generally accepted accounting principles in the United States of America |
| "Xiaomi" | Xiaomi Corporation, an exempted limited liability company incorporated in the Cayman Islands on January 5, 2010, with its shares listed on the Stock Exchange (stock code: 1810), our substantial shareholder |
| "Xiaomi Group" | Xiaomi Corporation, its subsidiaries and consolidated affiliated entities |
| "%" | per cent |